Annual and Special Meeting of Shareholders

Management Information Circular

This Management Information Circular (this "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Trillium Therapeutics Inc. (the "Corporation"), for use at our Annual and Special Meeting of Shareholders to be held virtually on June 30, 2020 at the time and place and for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders and any adjournment or postponement thereof.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Annual and Special Meeting, other than as contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

May 15, 2020

TRILLIUM THERAPEUTICS INC.

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Trillium Therapeutics Inc. (the "Corporation") on June 30, 2020, at 1:00 pm (Toronto time). The Meeting will be conducted as a virtual meeting only. Shareholders and duly appointed proxyholders may attend the virtual Meeting at https://web.lumiagm.com/296370166. The Meeting is being held for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2019 (the "2019 Financial Statements"), together with the auditors' report thereon;

2. to elect six (6) directors of the Corporation for the ensuing year;

3. to reappoint Ernst & Young, LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. to consider, and if deemed appropriate, to pass an ordinary resolution of disinterested shareholders, the full text of which is set forth in the accompany information circular (the "Circular"), to approve and adopt the Corporation's omnibus equity incentive plan; and

5. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Due to ongoing concerns related to the spread of COVID-19 and in order to protect the health and safety of our shareholders, employees, other stakeholders and the community in general, the Meeting will be held virtually. You can participate online using your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox. By participating online, you will be able to listen to a live audio cast of the Meeting, ask questions online and submit votes in real time. You may also provide voting instructions before the Meeting by completing the form of proxy (the "Proxy Instrument") or voting information form ("VIF") that has been provided to you.

While as of the date of this Circular we intend to hold the Meeting in virtual-only format, we are continuously monitoring the current COVID-19 outbreak and reserve the right to take any measures we deem appropriate and/or required by law. On April 21, 2020, the Province of British Columbia passed an emergency order (the "Emergency Order"), pursuant to the Emergency Programs Act (British Columbia), allowing companies to hold virtual-only meetings during the state of emergency in the Province of British Columbia despite anything to the contrary in applicable legislation or a company's by-laws. If, after the date of this Circular, the Emergency Order is cancelled or is deemed no longer in effect prior to the Meeting, we may decide to change the format of the Meeting. Changes to the means of holding the Meeting, if any, will be announced by way of press release which will be filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com under the Corporation's profile and on our website at www.trilliumtherapeutics.com. We do not intend to prepare or mail an amended Circular in the event of changes to the Meeting format.

Particulars of the foregoing matters are set forth in the Circular. The Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (collectively, the "Notice-and-Access Provisions"), adopted by the Canadian Securities Administrators for the Meeting to reduce its mailing costs and volume of paper with respect to the materials distributed for the purpose of the Meeting. The Notice-and-Access Provisions are a set of rules that permit the Corporation to post the Meeting materials, 2019 Financial Statements and accompanying management's discussion and analysis ("MD&A"), online rather than making a traditional physical delivery of such materials. Shareholders will still receive this notice of Meeting, together with a Proxy Instrument, or VIF, as the case may be, and a financial statement request form. The Corporation will not use procedures known as "stratification" in relation to the use of the Notice-and-Access Provisions.

Shareholders are directed to read the Circular carefully and in full in evaluating the matters for consideration at the Meeting. Further disclosure on the matters set out above may be found in the Circular in the section entitled "Particulars of Matters to be Acted Upon". The Circular, 2019 Financial Statements, MD&A and other relevant materials are available on the Corporation's website at www.trilliumtherapeutics.com, for a minimum of one year, and under the Corporation's directory on SEDAR at www.sedar.com. Any shareholder who wishes to receive a paper copy of such documents free of charge should contact the Corporation's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, or by calling toll-free at 1-866-962-0498 (North America only) or direct at 514-982-8716 (outside of North America). In order to be certain of receiving such materials in time to vote before the Meeting, the request should be received by Computershare Investor Services Inc. by June 19, 2020. Any shareholder wishing to obtain additional information about the Notice-and-Access Provisions can contact Computershare Investor Services Inc. by calling toll free at 1-866-964-0492.

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof (the "Record Date"), is May 15, 2020. Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Corporation, and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof in person, you may complete, date and sign the enclosed Proxy Instrument or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, or (ii) vote using the Internet at www.investorvote.com, or (iii) vote using the Telephone at 1-866-732-VOTE(8683) from a touch tone telephone, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

If you are not a registered shareholder of the Corporation, a VIF, instead of a form of proxy, may be enclosed. You must follow the instructions, including deadlines for submission, on the VIF in order to vote your shares.

DATED as of the 15th day of May, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Dr. Robert Kirkman"

Dr. Robert Kirkman

Chair

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	- 1 -

SOLICITATION OF PROXIES	- 1 -

Instructions for Attending the Virtual Meeting	- 1 -

APPOINTMENT OF PROXY HOLDERS	- 4 -

REVOCABILITY OF PROXY	- 4 -

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES	- 4 -

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF	- 5 -

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES	- 6 -

BUSINESS OF THE MEETING	- 6 -
Audited Consolidated Financial Statements and Auditors' Report	- 7 -
Election of Directors	- 7 -
Appointment and Remuneration of the Auditors	- 9 -
Approval of 2020 Omnibus Equity Incentive Plan	- 10 -

OTHER MATTERS COMING BEFORE THE MEETING	- 16 -

STATEMENT OF EXECUTIVE COMPENSATION	- 16 -
Compensation Discussion and Analysis	- 16 -
Summary Compensation Table	- 21 -
Outstanding Option-Based Awards and Share-Based Awards (NEOs)	- 22 -
Incentive Plan Awards - Value Vested or Earned During the Year (NEOs)	- 23 -
Securities Authorized for Issuance under Equity Compensation Plan	- 24 -
Performance Graph	- 30 -
Pension Benefit Plans	- 31 -
Termination of Employment, Change of Control and Employment Contracts	- 31 -
Directors' and Officers' Liability Insurance	- 32 -
Director Compensation	- 33 -
Outstanding Option-Based Awards and Share Based Awards - Directors	- 34 -
Incentive Plan Awards - Value Vested or Earned During the Year - Directors	- 35 -

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	- 35 -

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	- 35 -

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	- 36 -

CORPORATE GOVERNANCE DISCLOSURE	- 36 -
Board of Directors	- 36 -
Board Composition; Term of Office	- 37 -
Director Independence	- 37 -
Board and Committee Meetings Held for the Year Ended December 31, 2019	- 37 -
Attendance of Directors for the Year Ended December 31, 2019	- 38 -
Directorships	- 38 -
Orientation and Continuing Education	- 38 -
Ethical Business Conduct	- 38 -
Nomination of Directors	- 39 -
Corporate Governance and Nominating Committee	- 39 -
Compensation Committee	- 40 -
Audit Committee	- 40 -
Other Committees	- 40 -
Assessments	- 41 -
Director Tenure	- 41 -
Diversity	- 41 -

ADDITIONAL INFORMATION	- 41 -

DIRECTORS' APPROVAL	- 42 -

Schedule A: 2020 OMNIBUS EQUITY INCENTIVE PLAN	A-1

Schedule B: CORPORATE GOVERNANCE GUIDELINES	B-1

2488 Dunwin Drive,

Mississauga, Ontario

L5L 1J9

MANAGEMENT INFORMATION CIRCULAR

Except where indicated otherwise, the following information is dated as at May 15, 2020 and all dollar amounts are in United States dollars.

SOLICITATION OF PROXIES

The information contained in this Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Trillium Therapeutics Inc. (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of the holders (the "Shareholders") of our common shares ("Common Shares"), to be held on June 30, 2020 at 1:00 pm (Toronto time) and to be conducted virtually at https://web.lumiagm.com/296370166, and at all adjournments or postponements thereof, for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice").

The solicitation of proxies is being made by or on behalf of the management of the Corporation. It is expected that the solicitation of proxies will be primarily by mail, subject to the use of the Notice-and-Access Provisions (as defined below), but may be supplemented by telephone, facsimile or personal solicitation by our directors, officers, or other regular employees. The costs of solicitation will be borne by the Corporation. No additional compensation will be paid to directors, officers, or other regular employees for such services. None of the directors of the Corporation have informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

INSTRUCTIONS FOR ATTENDING THE VIRTUAL MEETING

This year's Meeting will be held virtually. You can participate online using your smartphone, tablet or computer. A summary of the information Shareholders will need to attend the Meeting is provided below.

Registered Shareholders and duly appointed proxyholders who log into the Meeting online will be able to listen to a live audio cast of the meeting, ask questions online and submit votes in real time. You may also provide voting instructions before the Meeting by completing the form of proxy or voting information form that has been provided to you.

Non-registered Shareholders who have not duly appointed themselves as proxy will not be able to participate at the Meeting. If you are a non-registered holder and wish to attend and participate at the Meeting, you should carefully follow the instructions set out on your voting information form and this Circular relating to the Meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest. Guests can attend the Meeting but cannot vote or ask questions at the Meeting.

Before the meeting:

1. Shareholders must check that their browser for whichever device they are using is compatible. To do so, all Shareholders should visit https://web.lumiagm.com/296370166 on their smartphone, tablet or computer that they intend to use for the purposes of attending the Meeting. You will need the latest version of Chrome, Safari, Edge or Firefox.

2. Any registered Shareholder wishing to appoint a proxyholder and any beneficial Shareholder wishing to appoint themselves or a proxyholder must complete the additional step of registering any duly appointed proxyholder at http://www.computershare.com/Trillium. Failure to do so will result in the duly appointed proxyholder not receiving login credentials.

To access the Meeting, please follow the instructions below, as applicable to you:

1. Log in online at https://web.lumiagm.com/296370166

2. Click "Login" and then enter your Control Number (as defined below) and the password "trither2020" (please note that the password is case sensitive) OR

3. Click "Guest" and then complete the online form.

In order to find the Control Number to access the Meeting:

4. Registered Shareholders: The control number is the 15-digit control number (the "Control Number") provided on your form of proxy provided by Computershare Investor Services Inc. (the "Transfer Agent").

5. Duly Appointed Proxyholders: Provided that the appointment has been properly registered at the website above, the Control Number will be provided by the Transfer Agent via email after the proxy voting deadline has passed.

Registered Shareholders:

When registered Shareholders login to the Meeting and accept the terms and conditions, registered Shareholders will be revoking any and all previously submitted proxies, in which case, they will be provided the opportunity to vote by ballot on the matters put forth at the Meeting.

Appointed Proxyholders:

Shareholders who wish to appoint a proxyholder to represent them at the Meeting must submit their duly completed proxy or voting instruction form (as applicable) AND register their proxyholder with the Transfer Agent at http://www.computershare.com/Trillium. Shareholders must submit their duly completed proxy or voting instruction form prior to registering the proxyholder. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest.

Guests:

Non-registered Shareholders who have not appointed themselves or a third party as a proxyholder and therefore do not have a control number or a username, may still attend the Meeting as a guest. Guests will not be able to vote or ask questions at the Meeting.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

In order to participate online, registered Shareholders must have a Control Number (which serves as their username) and duly appointed proxyholders must have received an email from Computershare Investor Services Inc. containing their assigned username.

For additional details and instructions on accessing the Meeting online from your tablet, smartphone or computer, we have also enclosed a Virtual AGM User Guide provided by the Transfer Agent that will be mailed to all registered Shareholders.

While as of the date of this Circular, we intend to hold the Meeting in virtual-only format, we are continuously monitoring the current COVID-19 outbreak and reserve the right to take any measures we deem appropriate and/or required by law. On April 21, 2020, the Province of British Columbia passed an emergency order (the "Emergency Order"), pursuant to the Emergency Programs Act (British Columbia), allowing companies to hold virtual-only meetings during the state of emergency in the Province of British Columbia despite anything to the contrary in applicable legislation or a company's by-laws. If, after the date of this Circular, the Emergency Order is cancelled or is deemed no longer in effect prior to the Meeting, we may decide to change the format of the meeting. Changes to the means of holding the Meeting, if any, will be announced by way of press release which will be filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com under the Corporation's profile and on our website at www.trilliumtherapeutics.com. We do not intend to prepare or mail an amended Circular in the event of changes to the Meeting format.

Notice-and-Access

The Corporation has decided to use the notice-and-access model ("Notice-and-Access"), provided for under National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") for the delivery of the Meeting materials to its Shareholders. Under Notice-and-Access, instead of receiving printed copies of the Circular, Shareholders will receive the Notice containing instructions on how to access such materials electronically. Together with the Notice, Shareholders will receive a proxy (in the case of registered Shareholders) or voting instruction form (in the case of non-registered Shareholders) (collectively, the "Printed Materials"), enabling them to vote at the Meeting. The Corporation has not adopted a stratification procedure whereunder printed copies of the Meeting materials are delivered to certain shareholders and not to others.

Notice-and-Access Provisions means provisions concerning the delivery of proxy-related materials in Section 9.1.1 of NI 51-102, in the case of registered Shareholders, and Section 2.7.1 of NI 54-101, in the case of non-registered or beneficial Shareholders, which would allow an issuer to make available an information circular forming part of proxy-related materials to shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism which allows reporting issuers other than investment funds to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on SEDAR and on a non-SEDAR website (usually the reporting issuer's website and sometimes the registrar and transfer agent's website), rather than delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Registered and beneficial Shareholders will be entitled to request delivery of a paper copy of the information circular at the reporting issuer's expense. Reporting issuers may still choose to continue to deliver such materials by mail.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Corporation. In order for the Corporation to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting the Meeting materials electronically on SEDAR and on a website that is not SEDAR, the Corporation must send a notice at least 30 days before the date of the Meeting to Shareholders, including beneficial Shareholders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Corporation, a paper copy of those materials. The Meeting materials have been posted under the Corporation's SEDAR directory at www.sedar.com and on the Corporation's website at www.trilliumtherapeutics.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the meeting materials to be posted on the applicable website and other materials to be delivered to shareholders. The requirements of that notice, which requires the Corporation to provide basic information about the Meeting and the matters to be voted on, to explain how a Shareholder can obtain a paper copy of the Circular and any related financial statements and management's discussion and analysis, and to explain the Notice-and-Access Provisions process, have been built into the Notice forming part of the Printed Materials.

Copies of the Printed Materials are being sent by mail to those Shareholders entitled to receive notice of the Meeting. The Printed Materials will also be furnished to banks, securities dealers, and clearing agencies ("Intermediaries") holding in their names our Common Shares, beneficially owned by others to forward to such beneficial owners. We are not sending Printed Materials directly to non-registered holders who are non-objecting beneficial owners of Common Shares, but will make delivery through such Intermediaries. We will pay for Intermediaries to deliver Printed Materials to non-registered holders who are objecting beneficial owners of Common Shares.

APPOINTMENT OF PROXY HOLDERS

Shareholders may vote at the Meeting in person or by proxy. The persons named in the form of proxy included in the Printed Materials are directors or executive officers of the Corporation. A Shareholder has the right to appoint a person other than the persons specified in such form of proxy (who need not be a Shareholder of the Corporation) to attend and act on behalf of the Shareholder at the Meeting. To exercise such right, the names and titles of the nominees of the Corporation must be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided in the form of proxy included in the Printed Materials or the Shareholder may complete another appropriate form of proxy. In addition, the Shareholder must register any duly appointed proxyholder at http://www.computershare.com/Trillium.

In light of COVID-19, we strongly encourage Shareholders to vote in advance of the Meeting.

Those Shareholders who wish to be represented by proxy at the Meeting, must complete, date and sign the enclosed form of proxy or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, or (ii) vote using the Internet at www.investorvote.com, or (iii) vote using the Telephone at 1-866-732-VOTE(8683) from a touch tone telephone, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

REVOCABILITY OF PROXY

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by his attorney, authorized in writing, or if the Shareholder is a body corporate, under its corporate seal (if applicable) or by an officer or attorney thereof duly authorized, to Computershare Investor Services Inc., by delivery to 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, any time that is no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof and upon such deposit, the earlier proxy shall be revoked.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The directors or executive officers named in the enclosed form of proxy will vote or withhold from voting the Common Shares for which they are appointed proxy holders in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, the directors or executive officers named in the enclosed form of proxy intend to vote the Common Shares represented by the proxy IN FAVOUR of each motion put forth by management of the Corporation.

If a Shareholder appoints a person, other than the directors or executive officers named in the form of proxy included in the Printed Materials to represent such Shareholder at the Meeting and appropriately registers them at http://www.computershare.com/Trillium, such person will vote the Common Shares for which they are appointed proxy holder in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, such person may vote the Common Shares for which they are appointed proxy holder at their discretion.

The form of proxy included with the Printed Materials confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice, and with respect to any other matters, if any, which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the persons named in the form of proxy will vote on such other business in accordance with their best judgment.

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, Class B shares, First Preferred Shares, Series I Non-Voting Convertible First Preferred Shares (the "Series I First Preferred Shares") and Series II Non-Voting Convertible Preferred Shares (the "Series II First Preferred Shares"), in each case without nominal or par value.

As at May 15, 2020 (the "Record Date"), we have 83,436,508 Common Shares outstanding. Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting.  Only the holders of Common Shares of record at the close of business on the Record Date, will be entitled to notice of, and to attend and vote at, the Meeting.

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote at the meeting, or a duly appointed proxy or proxy holder for an absent shareholder so entitled, holding or representing in the aggregate not less than 33 1/3% of the issued and outstanding shares of the Corporation.

As at the date hereof, to the knowledge of our directors and executive officers, no person beneficially owns, directly or indirectly or exercises control or direction over more than 10% of our issued and outstanding Common Shares.

The First Preferred Shares shall be entitled to priority over the Common Shares and Class B shares and all other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

During 2013, we created a new series of shares, our Series I First Preferred Shares. The holders of Series I First Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the Business Corporations Act (British Columbia) (the "BCBCA"), and they are entitled to receive dividends as determined and declared at the discretion of our board of directors (the "Board") equally on a one-for-one basis with the holders of shares of the other series of First Preferred Shares. There are currently no Series I First Preferred Shares outstanding.

During 2015, we created a new series of shares, our Series II First Preferred Shares. The holders of Series II First Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the BCBCA), and they are entitled to receive dividends as determined and declared at the discretion of our Board equally on a one-for-one basis with the holders of shares of the other series of First Preferred Shares. Each issued and fully paid Series II First Preferred Share may at any time be converted, at the option of the holder, into one Common Share, subject to adjustment. In the event of a take-over bid, that is a "formal bid", the offeror of such bid shall make an offer to acquire the same percentage of outstanding Series II First Preferred Shares as the percentage of Common Shares for which the bid is made, on the same terms and for the same amount and kind of consideration.

As at the Record Date, we have 8,000,000 Series II First Preferred Shares outstanding convertible into 8,000,000 Common Shares, and no Class B shares and Series I First Preferred Shares were issued and outstanding.

On December 18, 2019, we continued under the laws of the Province of British Columbia.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is provided to beneficial holders of our Common Shares who do not hold their Common Shares in their own name ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder's name on our records. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder's Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the U.S., these Common Shares are registered under the name of Cede & Co. (the nominee of the Depository Trust Company ("DTC"), which processes transfers of stock certificates on behalf of the DTC). Common Shares held by Intermediaries or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, the Intermediaries or nominees are generally prohibited from voting Common Shares for their clients. We do not know for whose benefit the Common Shares registered in the name of CDS & Co. and Cede & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions (Broadridge), in the United States and Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her Intermediary (or agent of the Intermediary), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity.

Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own name in the blank space on the form of proxy provided to them and return the same to their Intermediary (or the Intermediary's agent) in accordance with the instructions provided by such Intermediary (or agent), well in advance of the Meeting.

Beneficial Shareholders should contact their Intermediary through which they hold Common Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions previously provided to that Intermediary. Any revocation must be in the manner set out under the heading "Revocability of Proxy".

BUSINESS OF THE MEETING

At the Meeting, Shareholders will be asked:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2019 (the "2019 Financial Statements"), together with the auditors' report thereon;

2. to elect six (6) directors of the Corporation for the ensuing year;

3. to reappoint Ernst & Young, LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. to consider, and if deemed appropriate, to pass an ordinary resolution of disinterested shareholders to approve the Corporation's omnibus equity incentive plan; and

5. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Audited Consolidated Financial Statements and Auditors' Report

The 2019 Financial Statements and the auditors' report thereon will be submitted at the Meeting. No vote will be taken regarding the 2019 Financial Statements.

Election of Directors

The articles of the Corporation provide that we have not less than three and not more than ten directors, with the actual number of directors holding office from time to time to be determined by the Board. Currently, the Board is comprised of eight members, six of whom will be standing for re-election at the Meeting. Accordingly, six directors are proposed to be elected at the Meeting. All directors so elected will, subject to our by-laws and to applicable laws, hold office until the close of the next annual meeting of Shareholders, or until their respective successors are elected or appointed.

All of the nominees are now members of the Board and have been since the dates indicated below. The term of each current director's appointment will expire at the Meeting. At the Meeting, the nominees will be voted on individually and, in accordance with applicable Canadian and U.S. securities legislation, the voting results for each nominee will be publicly disclosed.

The Board has adopted a majority voting policy to the effect that if a director nominee in an uncontested election receives a greater number of votes "withheld" than votes "for", he or she must immediately tender his or her resignation to the Board. The corporate governance and nominating committee will consider the director's offer to resign and make a recommendation to the Board whether to accept it or not. The Board shall accept the resignation unless there are exceptional circumstances, and the resignation will be effective when accepted by the Board. The Board shall make its final determination within 90 days after the date of the applicable shareholder meeting and promptly announce that decision (including, if applicable, the exceptional circumstances for rejecting the resignation) in a news release. A director who tenders his or her resignation pursuant to the majority voting policy will not participate in any meeting of the Board or the corporate governance and nominating committee at which the resignation is considered. The majority voting policy does not apply to the election of directors at contested meetings; that is, where the number of directors nominated for election is greater than the number of seats available on the Board.

The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the election of the following nominees. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth for all persons proposed to be nominated for election as directors, the positions and offices with us now held by them, their present principal occupation and principal occupation for the preceding five years, if applicable, the periods during which they have served as our directors and the number of our Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of the Record Date.

Name Present Office Held Province/State and Country of Residence	Principal Business Activities, Other Principal Directorships and Function	Director Since	Number of Common Shares
Luke Beshar Director(1)(3) New Jersey, USA

Mr. Beshar is an independent biotechnology consultant and financial expert. He was most recently the Executive/Senior Vice President and Chief Financial Officer of NPS Pharmaceuticals, Inc., a global biopharmaceutical company from November 2007 to February 2015.  Mr. Beshar also sits on the boards of REGENXBIO Inc. and Artara Therapeutics Inc.

As an independent director, Mr. Beshar supervises our management and helps to ensure compliance with our corporate governance policies and standards.

		March 10, 2014	Nil
Robert Kirkman Director, Chair of the Board Washington, USA

Dr. Kirkman was Executive Chairman of Trillium from April 29, 2019 to March 31, 2020.  Prior to such appointment, Dr. Kirkman was the President and Chief Executive Officer and director of Cascadian Therapeutics (formerly Oncothyreon Inc.), an oncology-focused biotechnology company from September 2006 to January 2016.

		December 17, 2013	Nil
Thomas Reynolds Director(1)(2) Washington, USA

Dr. Reynolds has been an independent biotechnology consultant since February 2013, and was Chief Medical Officer of Seattle Genetics, Inc., a biotechnology company focused on antibody-based therapies for the treatment of cancer from March 2007 to January 2013. Dr. Reynolds also sits on the board of MEI Pharma, Inc.

As an independent director, Dr. Reynolds supervises our management and helps to ensure compliance with our corporate governance policies and standards.

		March 10, 2014	Nil
Jan Skvarka Director, President and Chief Executive Officer Massachusetts, USA

Mr. Skvarka is the President and Chief Executive Officer of Trillium since September 25, 2019. Prior to joining Trillium, Dr. Skvarka served as the President and CEO of Tal Medical, a clinical-stage neuroscience company in Boston, Massachusetts, from 2014 until 2018. Before Tal, Dr. Skvarka spent 14 years with Bain & Company, Boston as a healthcare consultant. He was partner in the Healthcare practice from 2007 until 2013, with a focus on pharmaceutical, biotechnology and medical technology companies. Earlier in his career, Dr. Skvarka worked in the corporate finance arm of Price Waterhouse in London, EK and Vienna, Austria.

As President and Chief Executive Officer, Dr. Skvarka is responsible for overseeing our strategic direction, executing business development plans and ensuring that our scientific programs remain funded and advance on schedule. As a director, Dr. Skvarka participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

		September 25, 2019	Nil
Helen Tayton-Martin Director(1)(3) Berkshire, UK

Dr. Tayton-Martin has been the Chief Business Officer at Adaptimmune Therapeutics since March 2017, a biotechnology company focused on cancer immunotherapy and a leader in T-cell therapy. Dr. Tayton-Martin co-founded Adaptimmune from the former company, Avidex Limited, and served as its Chief Operating Officer from 2008 to March 2017.

As an independent director, Dr. Tayton-Martin supervises our management and helps to ensure compliance with our corporate governance policies and standards.

		October 1, 2017	Nil

Name Present Office Held Province/State and Country of Residence	Principal Business Activities, Other Principal Directorships and Function	Director Since	Number of Common Shares
Paul Walker(2) Director California, USA

Mr. Walker is a general partner of New Enterprise Associates (NEA), an investment firm focused on venture capital and growth equity investments, where he has specialized in later-stage biotechnology and life sciences investments since 2008. Mr. Walker also sits on the boards of Allakos and TRACON Pharmaceuticals.

As an independent director, Mr. Walker supervises our management and helps to ensure compliance with our corporate governance policies and standards.

		February 6, 2020	Nil

Notes:

(1) Member of our audit committee.

(2) Member of our corporate governance and nominating committee.

(3) Member of our compensation committee.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director, Chief Executive Officer (the "CEO") or Chief Financial Officer (the "CFO") of any company (including the Corporation) that was subject to (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days, and issued while that person was acting in such capacity or issued thereafter but resulting from an event that occurred while that person was acting in such capacity.

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions and Personal Bankruptcies

To the knowledge of the Corporation, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

To the knowledge of the Corporation, no proposed director has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Indemnification

No indemnification under section 136 of the Business Corporations Act (Ontario) or under section 160 of the BCBCA was paid or became payable in 2019.

Appointment and Remuneration of the Auditors

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, have been our auditors since August 25, 2004. The Board has proposed that Ernst & Young LLP be reappointed as our independent auditors for the year ending December 31, 2020 and that the Board be authorized to fix the auditors' remuneration.

Unless otherwise directed, the persons named in the form of proxy forming part of the Printed Materials intend to vote at the Meeting IN FAVOUR of the reappointment of Ernst & Young LLP as the Corporation's auditors and the authorization of the Board to fix the auditors' remuneration.

Approval of 2020 Omnibus Equity Incentive Plan

The Corporation presently has three forms of security based incentive arrangements: the 2018 Stock Option Plan (as defined herein), the 2016 Cash-Settled DSU Plan (as defined herein) and the 2019 Inducement Plan (together with the 2018 Stock Option Plan, the "Predecessor Plans").

 At the Meeting, Shareholders will be asked to approve the 2020 omnibus equity incentive plan (the "Omnibus Plan"), which will, if approved, replace the Predecessor Plans. Stock options of the Corporation that were granted and are outstanding under the 2018 Stock Option Plan will remain subject to the terms and conditions of the 2018 Stock Option Plan; however, no new stock options of the Corporation will be granted under the 2018 Stock Option Plan. Stock options of the Corporation that were granted and are outstanding under the 2019 Inducement Stock Option Plan will remain subject to the terms and conditions of the 2019 Inducement Stock Option Plan; however, no new stock options of the Corporation will be granted under the 2019 Inducement Stock Option Plan. Each Eligible Participant (as defined herein) who holds deferred share units under the 2016 Cash-Settled DSU Plan has agreed that all of their deferred share units that are governed by the 2016 Cash-Settled DSU Plan, shall, if approved at the Meeting, be governed by the terms and conditions of the Omnibus Plan. On approval of the Omnibus Plan, no new DSUs will be granted under the 2016 Cash-Settled DSU Plan.

 The purpose and principal features of the, 2019 Inducement Plan, 2018 Stock Option Plan and the 2016 Cash-Settled DSU Plan are set out under the heading "Statement of Executive Compensation - Securities Authorized for Issuance under Equity Compensation Plan".

The TSX requires Shareholder approval of security-based compensation arrangements that involve the issuance from treasury or potential issuance from treasury of securities of an issuer. As the Omnibus Plan provides for the potential issuance from treasury of securities of the Corporation, Shareholder approval is required for the Omnibus Plan. The TSX has conditionally approved the Omnibus Plan, subject to Shareholder approval. If the Omnibus Plan Resolution is not approved by the disinterested shareholders at the Meeting, then the Omnibus Plan will not become effective and the Predecessor Plans will continue in full force and effect.

Disinterested Shareholders will be asked to vote on a resolution to approve the 2020 Omnibus Plan at the Meeting (the "Omnibus Plan Resolution"). Approval by the disinterested Shareholders means approval by a majority of votes cast by all shareholders at the Meeting, excluding votes attached to Common Shares beneficially owned by insiders (as such term is defined by the TSX Company Manual) of the Corporation to whom Awards may be granted pursuant to the 2020 Omnibus Plan in accordance with the rules and policies of the TSX. Based on the present shareholdings of the insiders to whom Awards may be granted under the Omnibus Plan, a total of up to an estimated 5.776 million Common Shares will be excluded from voting on the Omnibus Plan Resolution, representing 6.9% of the issued and outstanding Common Shares as of the Record Date.

As of the Record Date, the total number of stock options outstanding under the 2018 Stock Option Plan and the 2019 Inducement Plan was 3,203,062 and 1,800,000, respectively.  The number of DSUs outstanding under the 2016 DSU Plan was 3,073,295 as of the Record Date. In addition, there were 351,439 and 1,200,000 shares of common stock available for grant under the 2018 Stock Option Plan and the 2019 Inducement Plan, respectively. On the adoption of the Omnibus Plan, there will be no further grants under the 2018 Stock Option Plan, the 2019 Inducement Plan and the 2016 DSU Plan. A total of 83,436,508 Common Shares and 8,000,000 Series II First Preferred Shares and no Series I First Preferred Shares were outstanding as of the Record Date. As of the Record Date, the number of stock options granted and available to issue under the 2018 Stock Option Plan as a percentage of the of the aggregate number of the Common Shares and Common Shares issuable upon the conversion of the Series I First Preferred Shares and Series II First Preferred Shares (collectively, the "Outstanding Shares") was 5.9%.

The Corporation retained the services of Aon plc, an independent compensation consultant, to review the Corporation's existing equity compensation plans, and assist in the design of the Omnibus Plan. The compensation committee of the Board, based on recommendations from Aon plc, developed a peer group of 19 biotechnology companies and reviewed benchmark data of the size of the equity pool in relation to the outstanding stock of the peer group. The 13,400,000 Common Shares to be authorized under the Omnibus Plan represents the 50th percentile of the peer group's equity compensation pool percentage determined on a fully diluted basis. On approval of the Omnibus Plan, the 3,073,295 DSUs, granted to Eligible Participants, will immediately be assumed under the Omnibus Plan, reducing the available pool to approximately 10,327,000 Common Shares. These DSUs will then become equity-settled rather than cash-settled and conserve cash resources for the Corporation's operations.  On approval of the Omnibus Plan, the number of options and DSUs granted and available to issue as a percentage of the Outstanding Shares is estimated at 20.2%.

The following material features of the Omnibus Plan are designed to reflect corporate governance best practices, and protect our shareholders' interests:

  Maximum number of shares: the maximum number of Common Shares to be issued under the Omnibus Plan is 13,400,000 Common Shares, representing 14.7% of the Outstanding Shares as at the date of this Circular.
  Flexibility in designing equity compensation: the Omnibus Plan allows us to provide a broad array of equity incentives, including awards of stock options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, deferred share units, and dividend equivalent rights.
  No liberal share recycling: Common Shares tendered or held back to cover the exercise price of an option or for taxes will not be added back to the reserved pool under the Omnibus Plan. Upon the exercise of a share appreciation right, the full number of Common Shares underlying the award will be charged to the reserved pool.
  Repricing is not allowed: The exercise price of stock options and share appreciation rights will not be decreased in any manner nor may stock options or stock appreciation rights be exchanged for other awards or canceled in exchange for a cash payment without prior Shareholder approval.
  Shareholder approval is required for additional shares: The Omnibus Plan does not contain an "evergreen" provision. Thus, any increase to the maximum Common Share reserve in the Omnibus Plan is subject to approval by our Shareholders.
  Broad-based eligibility for equity awards: We grant equity awards to all our eligible employees. By doing so, we tie our employees' interests with shareholder interests and motivate our employees to act as owners of the business.
  No current dividends paid for unvested awards: In no event will any dividends or dividend equivalents be paid with respect to an award until the award has vested.
  Plan expiration: The Omnibus Plan will expire on May 6, 2030.

Our equity incentive program is broad-based and equity incentive awards are an important component of our executive and non-executive employees' compensation. Our compensation committee and the Board believe we must continue to offer a competitive equity compensation program in order to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical, commercial and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. The share authorization contemplated by the Omnibus Plan is critical to attract and retain talented employees to support these and any future efforts in order to build shareholder value.

A copy of the Omnibus Plan is attached as Schedule "A" to this Circular. The following is a summary of the Omnibus Plan, which is qualified in its entirety by reference to the text of the 2020 Omnibus Plan. All capitalized terms used in this section that are not specifically defined herein shall have the meanings ascribed to them in the Omnibus Plan.

Description of the 2020 Omnibus Equity Incentive Plan

On May 6, 2020, the Board approved the Omnibus Plan. The purpose of the plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of the Corporation to acquire a proprietary interest in the Corporation. Under the Omnibus Plan, the Administrator has the power and authority to grant Awards. Except where referring to a particular category of grant under the Omnibus Plan, Awards include Section 7 Options, ISOs, Non-Qualified Options, Share Appreciation Rights, Restricted Share Units, Restricted Share Awards, Unrestricted Share Awards, Deferred Share Units, and Dividend Equivalent Rights.

Administration

 The Administrator of the Omnibus Plan shall be the Board, or, if the Board by resolution so decides, by a committee of the Board. The Administrator shall have final authority and discretion, subject to the express provisions of the Omnibus Plan, to interpret the Omnibus Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Omnibus Plan, subject to the rules and policies of any exchange or quotation system upon which our Common Shares are listed or quoted including the rules of the TSX and the NASDAQ.  This includes the discretion of our Board to decide who will participate in the Omnibus Plan. The Administrator also has authority to delegate its duties to the compensation committee.

Eligibility

Grantees under the Omnibus Plan will be such full or part-time officers and other employees, Non-Employee Directors and Consultants of the Corporation and its Subsidiaries as are selected from time to time by the Administrator in its sole discretion.

Description of Awards

The Omnibus Plans allows for the issuance of Awards, each as briefly described below:

Options

 Options allow the holders to receive Common Shares at a future date. The exercise price per share for the Common Shares covered by an Option granted pursuant to the Omnibus Plan shall not be less than the Fair Market Value on the date of grant. In the case of an ISO that is granted to a Ten Percent Owner, the exercise price per share for the Shares covered by such ISO shall be not less than 110% of the Fair Market Value on the grant date.

 The term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten years after the date the Option is granted. In the case of an ISO that is granted to a Ten Percent Owner, the term of such Option shall be no more than five years from the date of grant. In addition, notwithstanding the expiration date applicable to any Option and subject to Section 409A of the Code for U.S. Taxpayers, if an Option would otherwise expire during or immediately after a Black out Period, then the expiration date of such Option shall be on the 10th business day following the expiration of the Black out Period.

 Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Option.

Share Appreciation Rights

 Share Appreciation Rights entitle the holder to receive Common Shares (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of the Common Shares on the date of exercise over the exercise price of the Share Appreciation Right multiplied by the number of Common Shares with respect to which the Share Appreciation Rights shall have been exercised.

 Share Appreciation Rights shall be subject to such terms and conditions as shall be determined from time to time by the Administrator. The exercise price of a Share Appreciation Right shall not be less than the Fair Market Value of a Common Share on the date of grant. The term of a Share Appreciation Right may not exceed ten years.

Restricted Share Awards

 A Restricted Share Award entitles the holder to receive a Common Share, subject to such restriction and conditions as the Administrator may determine at the time of grant, including but not limited to the attainment of specified Performance Goals.

The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established Performance Goals and other conditions on which the non-transferability of the Restricted Shares and the Corporation's right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established Performance Goals and other conditions, the Common Shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed "vested." Except as may otherwise be provided by the Administrator, a grantee's rights in any Restricted Shares that have not vested shall automatically terminate upon the grantee's termination of employment (or other service relationship) with the Corporation and its Subsidiaries.

Restricted Share Units

 A Restricted Share Unit entitles the holder to receive one Common Share (or the cash value of one Share, if so determined by the Administrator) on a specified settlement date set forth in the applicable Award Certificate, subject to such restrictions and conditions as the Administrator may determine at the time of grant, including but limited to the attainment of specified Performance Goals. Except as may otherwise be provided by the Administrator, a holder's right in Restricted Share Units that have not vested shall automatically terminate upon the holder's termination of employment (or cessation of service relationship) with the Corporation and its Subsidiaries for any reason.

 Unrestricted Share Awards

 An Unrestricted Share Award entitles the holder to receive Shares free of any restrictions. Unrestricted Share Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

Deferred Share Units

 A Deferred Share Unit entitles the holder to receive Common Shares on a deferred payment basis. On a date on which a cash dividend is paid on the Common Shares, a grantee's account will be credited with the number of Deferred Share Units as calculated in accordance with the Omnibus Plan.

The Administrator will determine, in connection with each grant, the effective date thereof, the terms and conditions of vesting, and such other terms and conditions which the Administrator considers appropriate. Upon the termination of the grantee's service with the Corporation, a grantee may elect to redeem his or her Deferred Share Units credited to the grantee's account by filing a Redemption Notice on or before December 15 of the first calendar year commencing after the date on which the grantee's employment with the Corporation has terminated. If the grantee fails to file such a notice on or before that December 15, the grantee will be deemed to have filed a Redemption Notice on that December 15 and will be deemed to have elected to redeem all of his or her Deferred Share Units. The Corporation may defer the Filing Date to any other date if such deferral is, in the sole opinion of the Corporation, desirable to ensure compliance with applicable law. Upon receiving a Redemption Notice, the Corporation shall, in its sole and absolute discretion, satisfy the grantee's entitlement in Shares. The delivery of Shares will be made by the Corporation as soon as reasonably possible following the Filing Date, but in any event, not later than the date that is sixty days following the Filing Date. In no event will the payment be made later than December 31 of the first calendar year commencing after the grantee's employment with the Corporation has terminated. Fractional Common Shares may not be issued, and where a grantee would be entitled to receive a fractional Common Share in respect of any fractional Deferred Share Unit, the Corporation will pay such grantee, in lieu of such fractional Common Share, cash equal to its Fair Market Value, calculated as at the Filing Date. Upon delivery of the Common Shares as payment for the Deferred Share Units, and cash in lieu of fractional Shares, the Deferred Share Units will be cancelled and the grantee shall have no further rights under the Plan.

Notwithstanding the foregoing, if a grantee is a U.S. Taxpayer: (i) Deferred Share Units shall only become redeemable in the event that the termination of a grantee's employment is a Separation from Service; and (ii) the redemption date shall be any date determined by the Corporation (and not the U.S. Taxpayer) to occur as soon as reasonably possible (but not later than sixty days) after the Separation from Service, without a notice of filing required by the grantee, except that if the U.S. Taxpayer is determined to be a Specified Employee, the redemption date shall be the first day of the seventh month after the Separation from Services of the U.S. Taxpayer.

 In the event of the death of a grantee, the Corporation will, within sixty days of the grantee's death, deliver Common Shares as payment for Deferred Share Units which would have been deliverable to the grantee if the grantee had terminated service with the Corporation in respect of the Deferred Share Units credited to the deceased grantee's account (net of any applicable withholding tax) to or for the benefit of the legal representative of the grantee.

 Upon the occurrence of a Change in Control, all Deferred Share Units credited to each grantee's account shall immediately vest in full, provided that any grantee who benefits from such accelerated vesting and who is a Canadian Taxpayer will not be able to receive their Deferred Share Unit entitlement until such time as they terminate their service with the Corporation.

Dividend Equivalent Rights

 Dividend Equivalent Rights entitle the holder to receive credits based on cash dividends that would have been paid on the Common Shares specified in the Dividend Equivalent Right (or other award to which it relates) if such Common Shares had been issued to and held by the grantee.

 A Dividend Equivalent Right may be granted by the Administrator to any grantee as a component of a Restricted Share Unit or as a freestanding Award. No Options or Share Appreciation Rights shall provide for the payment or accrual of Dividend Equivalent Rights. The terms and conditions of Dividend Equivalent Rights shall be determined by the Administrator and specified in the Award Certificate. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid concurrently with vesting of the underlying Award or may be deemed to be reinvested in additional Common Share, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Corporation, if any. Dividend Equivalent Rights may be settled in cash or Common Shares or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award with vesting shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

Except as may otherwise be provided by the Administrator, a grantee's rights in all Dividend Equivalent Rights granted as a component of an award of Restricted Share Units that has not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Corporation and its Subsidiaries for any reason.

Maximum Number of Shares issuable under the Omnibus Plan

The maximum number of Common Shares reserved and available for issuance under the Omnibus Plan shall be 13,400,000 Common Shares, representing 14.7% of the Outstanding Shares as at the date of this Circular. For purposes of this limitation, the Common Shares underlying any Awards under the Omnibus Plan as well as Common Shares underlying any options under the 2018 Stock Option Plan, that are forfeited, cancelled or otherwise terminated (other than by exercise), on or after the date on which the Omnibus Plan is approved by shareholders, shall be added back to the Common Shares available for issuance under the Omnibus Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the Common Shares that may be issued as ISOs.

 The maximum number of Common Shares that may be issued to any grantee in any 12-month period under the Omnibus Plan may be no more than five percent (5%) of the total of the number of then issued and outstanding Common Shares of the Corporation and the number of Common Shares of the Corporation issuable upon due conversion of the issued and outstanding preferred shares of the Corporation in any 12-month period.

Insider Participation Limit

The Omnibus Plan does not limit the participation of insiders. The aggregate number of the Common Shares: (i) issued to insiders within any one year period; and ii) issuable to insiders at any time under the Omnibus Plan, could exceed 10% of the Corporation's issued and outstanding common shares. TSX rules provide that the votes attached to the securities held by all insiders eligible (the "Eligible Insiders") must be excluded from voting on the Omnibus Plan. Accordingly, shareholders of the Corporation, other than the Eligible Insiders, are being asked to approve the increase by a majority of votes cast. As of the date of this circular, approximately 5.776 million Common Shares held by Eligible Insiders will be excluded from the vote.

Transferability

During a grantee's lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee's legal representative or guardian in the event of the grantee's incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void. Notwithstanding the foregoing, the Administrator, in its discretion, and if permitted by applicable securities laws, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Non-Qualified Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Corporation to be bound by all of the terms and conditions of the Omnibus Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

Amendment Provisions

The Administrator has the discretion to make amendments to the Omnibus Plan and any Awards granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

  minor changes of a "housekeeping" nature;

  amending Awards under the Omnibus Plan, including with respect to the Award period, except as otherwise limited herein and by applicable exchange regulations, vesting period, exercise method and frequency, and method of determining the exercise price, assignability and effect of termination of a grantee's employment or cessation of services; and

  except as provided below, changing the terms and conditions of any financial assistance which may be provided by the Corporation to grantees to facilitate the purchase of Common Shares under the Omnibus Plan.

Shareholder approval will be required: (i) to reduce the exercise price of outstanding Options or Share Appreciation Rights or effect repricing through cancellation and re-grants or cancellation of Options or Share Appreciation Rights in exchange for cash; (ii) to amend the amendment provisions of the Omnibus Plan; (iii) to increase the maximum number of Common Shares issuable under the Omnibus Plan; (iv) for any amendment which would permit Awards granted under the Omnibus Plan to be transferable or assignable other than in accordance with the Omnibus Plan and for normal estate settlement purposes; (v) for the addition of any form of financial form of financial assistance; (vi) for any amendment to the financial assistance provision that is more favourable to the grantee; (vii) to extend the Option term (other than as a result of a Black out Period extension); and (viii) for an extension of the term of an Award which benefits an insider of the Corporation.

Furthermore, to the extent required under the rules of any securities exchange or market system on which the Common Shares are listed, or to the extent determined by the Administrator to be required by the Code to ensure that ISOs granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to Shareholder approval.

Shareholder Approval

The following is the text of the Omnibus Plan Resolution which will be put forward for approval by the Shareholders at the Meeting:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a) The 2020 omnibus equity incentive plan (the "Omnibus Plan), attached as Schedule "A" to the management information circular of the Corporation, including the issuance of up to 13,400,000 Common Shares thereunder, is hereby approved, ratified, confirmed and adopted in replacement of the Predecessor Plans.

(b) The board of directors of the Corporation (the "Board") is hereby authorized to make such amendments to the Omnibus Plan from time to time, as may be required by applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided that such amendments be made in accordance with the amendment provision of the Omnibus Plan.

(c) Any one officer or director of the Corporation is authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution."

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR approving the Omnibus Plan.

Recommendation of the Board

The Board unanimously recommends that Shareholders ratify, confirm and approve the 2020 Omnibus Plan by voting FOR the Omnibus Plan Resolution.

OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than as referred to in the Notice. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in United States dollars unless otherwise indicated.

Compensation Discussion and Analysis

Compensation Philosophy

The objectives of our executive compensation program are to: (i) attract, retain and motivate quality executives; (ii) align the interests of executives with those of our Shareholders; and (iii) provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions. The executive compensation program has been designed to reward executives for the reinforcement of our business objectives and values, the achievement of performance objectives and milestones, and their individual performance.

Compensation Oversight

Our executive compensation policy is determined by the compensation committee of the Board. The compensation committee has general oversight of compensation of employees and executive officers. For more information concerning the compensation committee, see "Corporate Governance Disclosure - Compensation Committee".

In carrying out its duties and responsibilities in relation to compensation, the compensation committee shall:

  review and recommend to the independent members of the Board at least annually the compensation of the CEO, including reviewing and recommending goals and objectives relevant to CEO compensation;

  establish plans for salaries, incentives, and other forms of compensation paid to officers and other employees of the Corporation, and monitor the effectiveness of such plans and the performance thereunder;

  review and recommend to the Board the corporate goals and objectives for the coming year;

  determine compensation for the officers or employees of the Corporation as are designated from time-to-time by the committee, but which in all cases shall include all executive officers of the Corporation other than the CEO (collectively, the "Evaluated Officers"), with reference to: (1) the achievement of corporate goals and objectives relevant to compensation for the Evaluated Officers; (2) the Board's evaluation of the performance of the CEO and the CEO's evaluation of the performance of each of the other Evaluated Officers in light of the personal goals and objectives set for each of the Evaluated Officers; (3) reports and analyses of a qualified compensation consultant of executive compensation of similar positions at peer companies, when requested by the committee; (4) any long-term incentive component, awards given to such Evaluated Officers in past years, the Corporation's performance, shareholder return and the value of similar incentive awards relative to such targets at comparable companies; and (5) such other factors as the committee deems appropriate and in the best interests of the Corporation;

  establish the Corporation's various compensation plans and arrangements, retention and severance agreements, employment agreements, funded and unfunded retirement plans and other benefit plans, including the Corporation's equity compensation plans, monitor the effectiveness of such plans and arrangements and the performance of officers thereunder, and amend or terminate such arrangements, as applicable;

  oversee the Corporation's administration of and make recommendations to the Board regarding the Corporation's equity compensation plans;

  recommend to the Board compensation arrangements for Board members with such adjustments as the committee may recommend from time to time;

  annually review and assess the compensation policies and practices of the Corporation for its employees generally to determine whether the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Corporation;

  review the executive compensation disclosure in the proxy circular; and

  evaluate whether any compensation consultant retained or to be retained by it has any conflict of interest in accordance with applicable United States securities laws.

Compensation Risk

In carrying out its mandate, the compensation committee reviews from time to time the risk implications of our compensation policies and practices, including those applicable to our executives. This review of the risk implications ensures that compensation plans, in their design, structures and application have a clear link between pay and performance and do not encourage excessive risk taking. Key factors that mitigate compensation risk include the following:

  executives are compensated based on company-wide performance goals;

  there is a balance of short-term performance incentives and long-term equity-based awards that vest over time;

  compensation policies do not rely solely on the accomplishment of specific tasks without consideration of longer term risks and objectives;

  stock options are a significant portion of executive compensation. Stock options vest over a four year period and encourage sustainable Common Share price appreciation and reduce the risk of actions which may have short-term advantages;

  base salaries provide a steady income regardless of share price performance, allowing executives to focus on both near term and long term goals and objectives without undue reliance on short term share price performance or market fluctuations;

  the Employee and Insider Trading Policy prohibits its directors and officers from engaging in short sales of our securities or buying or selling puts, calls or other derivatives that are designed to hedge or offset a decrease in the market value of our securities; and

  compensation payable under our bonus plan is overseen by the compensation committee. The compensation committee does not consider the applicable periods set for bonus purposes to be heavily weighed to the short-term and believes it has struck an appropriate balance between short-term performance incentives and long-term awards that vest over time.

The compensation committee and the Board considered the implications of the risks associated with the Corporation's compensation practices and did not identify any risks from the Corporation's compensation policies or practices that are likely to have a material adverse effect on the Corporation.

Independent Advice

In 2018, the compensation committee retained Meridian Compensation Partners ("Meridian"), to provide independent advice to the compensation committee. The mandate of Meridian is to provide assistance and guidance to the compensation committee in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends, and technical considerations, as required. The compensation committee has sole authority to retain and terminate any compensation consultant to be used to assist it in the evaluation of executive officer compensation. The compensation committee has authority to retain and obtain advice and assistance from internal or external legal, accounting or other advisors. The Board approves all such consultants' fees.

The table below sets out the fees billed by Meridian for each of the last two fiscal years in respect of the services noted above:

	December 31, 2019 ($)	December 31, 2018 ($)
Executive Compensation - Related Fees(1)	18,387	48,084
All Other Fees(2)	1,731	-
Total Fees	20,118	48,084

Notes:

(1) Aggregate fees billed by Meridian, or any of its affiliates, for services related to determining compensation for any of the Corporation's directors and executive officers.

(2) Aggregate fees billed for all other services provided by Meridian, or any of its affiliates, that are not reported under (1).

Comparator Group

In 2018, the Corporation, with advice from Meridian, its independent compensation consultant, reviewed its compensation peer group. The Corporation developed a new comparator group taking into account direct competitors for talent, especially for industry specific roles. The comparator group was comprised of 21 publicly traded U.S. and Canadian biotechnology companies which range in size from approximately ⅓× to 3× the market capitalization of the Corporation (including in determining market capitalization for the Corporation all securities convertible into Common Shares).

Pay Positioning

The Corporation targets total cash compensation (salary and short-term incentive) somewhat below median of the comparator group, and provides long-term incentive opportunities somewhat above median of the comparator group, with target total direct compensation positioned competitive with the median of the comparator group. The compensation committee believes that this aligns executive compensation with the long-term interests of shareholders and with the Corporation's strategy. Based on benchmark data from the comparator group companies and also taking into account experience in the role, scope of the role, performance and retention risk, the compensation committee set compensation for the executives that is aligned with the target pay positioning set out below.

Compensation Elements

In 2019, our named executive officers ("NEOs"), were Dr. Jan Skvarka, President & CEO, Dr. Robert Uger, Chief Scientific Officer, Dr. Yaping Shou, Chief Medical Officer, Dr. Penka Petrova, Chief Development Officer, Mr. James Parsons, CFO, and Dr. Niclas Stiernholm, former President & CEO who resigned on April 29, 2019. In addition, Dr. Kirkman was Executive Chairman of Trillium from April 29, 2019 to March 31, 2020, and on April 29, 2019 Dr. Robert Uger was appointed Interim President and director of Trillium. On February 6, 2020, Mr. Paul Walker was appointed to the Board, Dr. Robert Uger stepped down from the Board and continues as the Corporation's Chief Scientific Officer.

Compensation for our NEOs is comprised of four primary elements. These are set out below with the purpose of each element:

Compensation Element	Purpose
Salary

Cash payment designed to attract and retain key employees. Salary level takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO.

Short-Term Incentive

Cash payment designed to align NEO performance with strategy, to reward the achievement of key milestones and to provide a competitive level of compensation. Short-term incentive awards for target performance are set as a percentage of salary, with actual awards based on performance relative to specific targets. Target awards for each of the NEOs are as follows:

  CEO 50% of salary
  Other NEOs 35% of salary

Long-Term Incentive	Award of stock options designed to align NEO compensation with long-term shareholder interests and to provide a competitive level of compensation.
Benefits and Group Registered Retirement Savings Plan	Companywide, modest benefits, designed to attract and retain key employees.

The salary of each executive is considered by the compensation committee each year. Any increases in salary will depend on the recent performance of the executive, his or her potential as a succession candidate for key roles and the executive's development in the position.

Short-term incentive awards for each NEO at target performance are set as a percentage of salary, with actual awards based on performance relative to specific targets. As soon as practical following the year end, the Board determines our performance against predetermined targets and milestones for that year. The resultant corporate performance determines each NEO's executive's short-term incentive payment for the year.

Long-term incentives are awarded periodically to NEOs in the form of stock options. The Board takes into account previous stock option grants to a particular individual when considering new grants. The purpose and principal features of our existing stock option plan is set out under the heading "Statement of Executive Compensation - Securities Authorized for Issuance under Equity Compensation Plan - 2018 Stock Option Plan".

For the executive group, the target compensation mix (of salary, annual incentive plan ("AIP"), and stock options) and levels of pay at risk in 2019 were as follows:

Short-Term Incentive Performance Metrics

The performance of the NEOs for the 2019 fiscal year was measured against corporate objectives that were important to the progress of the Corporation.

Corporate Objectives	Weight	Achievements at year end
SIRPαFc Clinical Development Various clinical and regulatory objectives related to the TTI-621 and TTI-622 clinical trials	60.0%	The objective was achieved above target at 90%.
SIRPαFc Translational and R&D Various translational and discovery related objectives	10.0%	The objective was achieved on target at 10%.
Business Development Various business development related objectives	20.0%	The objective was achieved below target at 10%.
Manufacturing Various manufacturing related objectives	10.0%	The objective was achieved above target at 15%.

For the overall assessment of the objectives, the Board determined that management would be awarded an achievement of 125%. Incentive compensation related to the attainment of these objectives was paid in 2020. Similar performance metrics have been established for the year ending December 31, 2020.

Summary Compensation Table

Outlined below is a summary of the compensation paid, payable, awarded or granted by the Corporation during each of the three most recently completed fiscal years to our CEO, CFO and three other NEOs.

Name and Principal Occupation	Year	Salary ($)	Share-based Awards ($)	Option-based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(2)	Long-Term Incentive Plans
Jan Skvarka(3) President & CEO and Director	2019	132,673	-	606,722	107,920	-	-	-	847,315
Niclas Stiernholm(4) Former President & CEO and Director	2019	146,881	-	-	-	-	-	828,565	975,446
	2018	378,252	-	780,840	108,748	-	-	-	1,267,840
	2017	367,235	-	706,134	237,234	-	-	-	1,310,603
Robert Uger(5) Chief Scientific Officer and Director	2019	319,303	-	99,534	115,024	-	-	-	533,861
	2018	268,979	-	321,524	54,132	-	-	-	644,635
	2017	261,145	-	198,065	118,089	-	-	-	577,299
Yaping Shou(6) Chief Medical Officer	2019	400,000	-	112,326	225,000	50,000	-	-	787,326
	2018	224,357	-	1,012,075	94,992	-	-	-	1,331,424
James Parsons(5) Chief Financial Officer	2019	244,361	-	89,947	106,908	-	-	-	441,216
	2018	250,000	-	287,077	50,312	-	-	-	587,389
	2017	224,422	-	172,226	101,483	-	-	-	498,131
Penka Petrova(5) Chief Development Officer	2019	244,361	-	89,947	106,908	-	-	-	441,216
	2018	250,000	-	287,077	50,312	-	-	-	587,389
	2017	224,422	-	172,226	101,483	-	-	-	498,131

Notes:

(1) The option-based awards value is the grant date fair value of stock options granted in the year calculated in accordance with IFRS using the Black-Scholes option pricing model with the following weighted average assumptions for 2019: expected life of 6 years; risk free rate of 1.4%; dividend yield of 0%; and expected volatility of 89%.

(2) These payments reflect cash bonuses on the achievement of the annual corporate objectives for that calendar year.

(3) Dr. Skvarka joined the Corporation on September 25, 2019 with an annual salary of $500,000, and a signing bonus of $25,000 included in the annual incentive plan amount. Dr. Skvarka was not compensated as a director.

(4) Dr. Stiernholm was not compensated as a director and resigned as President and Chief Executive Officer of the Corporation effective April 29, 2019.

(5) Dr. Uger, Mr. Parsons and Dr. Petrova are paid in Canadian dollars. Their compensation was converted to US dollars using an average annual exchange rate of US$1 = CDN $1.33 for 2019, US$1 = CDN $1.30 for 2018, and US$1 = CDN $1.30 for 2017. Dr. Uger's salary includes an additional $56,391 for his role as Interim President during 2019.

(6) Dr. Shou joined the Corporation on June 11, 2018 with an annual salary of $400,000. Dr. Shou's annual incentive plan includes a $50,000 retention payment in 2019 and a $50,000 signing bonus in 2018. Dr. Shou's long-term incentive plan includes a $50,000 retention payment in 2019.

Outstanding Option-Based Awards and Share-Based Awards (NEOs)

The following table sets forth information concerning all option-based and share-based awards for each NEO outstanding at December 31, 2019, including awards granted before the financial year ended December 31, 2019.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jan Skvarka President & Chief Executive Officer and Director	1,800,000	$0.41	Sep 25, 2029	1,062,000	—	—	—
	315,000	$0.29	Nov 7, 2029	223,650	—	—	—
Niclas Stiernholm(2) Former President & Chief Executive Officer and Director	340,000	$3.23	Feb 26, 2021	—	—	—	—
Robert Uger Chief Scientific Officer and Director	8,501	$7.35	Apr 8, 2023	—	—	—	—
	42,066	$9.41	Apr 27, 2024	—	—	—	—
	33,713	$7.65	May 27, 2024	—	—	—	—
	29,073	$14.54	Nov 19, 2025	—	—	—	—
	29,073	$10.75	May 27, 2026	—	—	—	—
	20,911	$6.87	Nov 9, 2026	—	—	—	—
	28,049	$9.62	Nov 9, 2027	—	—	—	—
	140,000	$3.23	Nov 8, 2028	—	—	—	—
	150,000	$0.57	May 10, 2029	64,500	—	—	—
	175,000	$0.29	Nov 7, 2029	124,250	—	—	—
James Parsons Chief Financial Officer	4,250	$7.35	Apr 8, 2023	—	—	—	—
	36,204	$9.41	Apr 27, 2024	—	—	—	—
	26,970	$7.65	May 27, 2024	—	—	—	—
	30,171	$14.54	Nov 19, 2025	—	—	—	—
	30,171	$10.75	May 27, 2026	—	—	—	—
	14,266	$6.87	Nov 9, 2026	—	—	—	—
	24,390	$9.62	Nov 9, 2027	—	—	—	—
	125,000	$3.23	Nov 8, 2028	—	—	—	—
	150,000	$0.57	May 10, 2029	64,500	—	—	—
	130,000	$0.29	Nov 7, 2029	92,300	—	—	—

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Penka Petrova Chief Development Officer	4,250	$7.35	April 8, 2023	-	-	-	-
	26,089	$9.41	Apr 27, 2024	-	-	-	-
	20,226	$7.65	May 27, 2024	-	-	-	-
	38,808	$14.54	Nov 19, 2025	-	-	-	-
	38,808	$10.75	May 27, 2026	-	-	-	-
	13,851	$6.87	Nov 9, 2026	-	-	-	-
	24,390	$9.62	Nov 9, 2027	-	-	-	-
	125,000	$3.23	Nov 8, 2028	-	-	-	-
	150,000	$0.57	May 10, 2029	64,500	-	-	-
	130,000	$0.29	Nov 7, 2029	92,300	-	-	-
Yaping Shou Chief Medical Officer	200,000	$5.98	July 3, 2028	-	-	-	-
	70,000	$3.23	Nov 8, 2028	-	-	-	-
	150,000	$0.57	May 10, 2029	64,500	-	-	-
	235,000	$0.29	Nov 7, 2029	166,850	-	-	-

Note:

(1) The value of the unexercised "in-the-money" options as at December 31, 2019 has been determined based on the excess of the closing price on December 31, 2019 of the Common Shares on the TSX, of CDN $1.33 per Common Share over the exercise price of such options and converted to US dollars at 1.30.

(2) Dr. Stiernholm resigned as President and Chief Executive Officer of the Corporation effective April 29, 2019. All of Dr. Stiernholm's stock options were cancelled on April 29, 2019 other than the November 8, 2018 grant for which all unvested options were vested.

Incentive Plan Awards - Value Vested or Earned During the Year (NEOs)

The following table provides information regarding the value on payout or vesting of incentive plan awards for the NEOs for the fiscal year ended December 31, 2019.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)(1)
Jan Skvarka	-	-	107,920
Niclas Stiernholm	-	-	-
Robert Uger	-	-	115,024
Yaping Shou	-	-	275,000
James Parsons	-	-	106,908
Penka Petrova	-	-	106,908

Note:

(1) Amounts reflect cash bonuses on the achievement of the annual corporate objectives for that calendar year and, for Dr. Shou, also include retention bonuses received based on her contract of employment.

Securities Authorized for Issuance under Equity Compensation Plan

The following table sets out information concerning the number and price of securities to be issued under our equity compensation plans as at December 31, 2019.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,566,645	$3.46	327,856
Equity compensation plans not approved by security holders(1)	1,800,000	$0.41	1,200,000
Total	5,366,645	$2.44	1,527,856

Note:

(1) The 2019 Inducement Plan is used exclusively for the grant of equity awards to individuals who were not previously an employee or non-employee director of Trillium (or following a bona fide period of non-employment) as an inducement material to such individual's entering into employment with Trillium in accordance with Nasdaq Listing Rule 5635(c)(4).

As at December 31, 2019, the Corporation had the following three equity based compensation plans: (1) the 2019 Inducement Plan (as defined below), (2) the 2018 Stock Option Plan (as defined below), and (3) the 2016 Cash-Settled DSU Plan (as defined below). For an overview of the equity based compensation plans that are to be considered for Shareholder approval at the Meeting, see the heading "Business of the Meeting - Approval of 2020 Amended and Restated Stock Option Plan" and the heading "Business of the Meeting - Approval of the Deferred Share Unit Plan."

The 2019 Inducement Plan

During 2019, we adopted the 2019 Inducement Plan to enable us to grant options to individuals who had not previously been an employee or a non-employee director to induce them to accept employment with us. As at December 31, 2019, the number of authorized but unissued common shares that may have been issued upon exercise of options under the plan at any time, together with the number of common shares reserved for issuance under outstanding options otherwise granted by us could not exceed 3,000,000 common shares. Under the plan, the exercise price may not be lower than the closing trading price of the common shares on the TSX or NASDAQ (as specified by the compensation committee) on the trading day immediately preceding the date of grant.

Stock options granted are equity-settled and have a vesting period of 4 years. In connection with the appointment of Dr. Skvarka as Chief Executive Officer, the board of directors granted to Dr. Skvarka an option to purchase 1,800,000 common shares under the 2019 Inducement Plan. As at December 31, 2019, the Corporation was entitled to issue an additional 1,200,000 stock options under the 2019 Inducement Plan. The Corporation's annual "burn rate" for stock options granted under the 2019 Inducement Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the Outstanding Shares (total number of options issued in a fiscal year, divided by the weighted average number of Outstanding Shares for that year), was approximately 5% in fiscal 2019.

If the Shareholders approve the Omnibus Plan Resolution, stock options of the Corporation that were granted and are outstanding under the 2019 Inducement Plan will remain subject to the terms and conditions of the 2019 Inducement Plan; however, no new stock options of the Corporation will be granted under the 2019 Inducement Plan.

Expiry

Stock options granted under the 2019 Inducement Plan are non-transferable, expire not later than ten years from the date of issuance and are exercisable as determined by our Board.

Exercise Price

The exercise price payable in respect of each stock option may not be lower than the closing trading price of the Common Shares on the TSX or the NASDAQ, as specified by the committee in the option award, on the trading day immediately preceding the date of grant.

2018 Stock Option Plan

The 2018 Stock Option Plan provides for the granting of stock options to officers, directors, employees and consultants of ours and our affiliates. The purpose of the 2018 Stock Option Plan is to advance our interests by encouraging our directors, officers and key employees and consultants retained to acquire Common Shares, thereby: (a) increasing the proprietary interests of such persons in us; (b) aligning the interests of such persons with the interests of our shareholders generally; (c) encouraging such persons to remain associated with us; and (d) furnishing such persons with an additional incentive in their efforts on behalf of us.

As at December 31, 2019, pursuant to the 2018 Stock Option Plan, we were entitled to issue 3,894,501 stock options (exercisable for 3,894,501 or approximately 10.1% of the Outstanding Shares, of which 3,566,645 options (exercisable for 3,566,645 or approximately 9.3% of the Outstanding Shares) had been issued and 327,856 options (exercisable for 327,856 or approximately 0.9% of the Outstanding Shares) were available for grant. The Corporation's annual "burn rate" for stock options granted under the 2018 Stock Option Plan (and/or as applicable, the 2016 Stock Option Plan (as defined below)), calculated as described in Section 613(p) of the TSX Company Manual with respect to the Outstanding Shares (total number of options issued in a fiscal year, divided by the weighted average number of Outstanding Shares for that year), was approximately 3% in fiscal 2017, approximately 6% in fiscal 2018, and approximately 5% in fiscal 2019.

If the Shareholders approve the Omnibus Plan Resolution, stock options of the Corporation that were granted and are outstanding under the 2018 Stock Option Plan will remain subject to the terms and conditions of the 2018 Stock Option Plan; however, no new stock options of the Corporation will be granted under the 2018 Stock Option Plan.

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2018 Stock Option Plan. Capitalized terms used in this summary but not otherwise defined herein shall have the meanings ascribed thereto in the 2018 Stock Option Plan.

Administration by the Board of Directors

The 2018 Stock Option Plan is administered by our Board, which has final authority and discretion, subject to the express provisions of the 2018 Stock Option Plan, to interpret the 2018 Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the 2018 Stock Option Plan, subject to the rules and policies of any exchange or quotation system upon which our Common Shares are listed or quoted (the "Exchange Rules"), including the rules of the TSX and the NASDAQ.  This includes the discretion of our Board to decide who will participate in the 2018 Stock Option Plan, including directors, officers, employees or consultants (each a "Participant"). Our Board also has authority to delegate its duties to the compensation committee.

Expiry

Stock options granted under the 2018 Stock Option Plan are non-transferable, expire not later than ten years from the date of issuance and are exercisable as determined by our Board. In addition, notwithstanding the expiration date applicable to any stock option, if a stock option would otherwise expire during or immediately after a Blackout Period (as defined in the 2018 Stock Option Plan), then the expiration date of such stock option shall be the 10th business day following the expiration of the Blackout Period.

Exercise Price

The exercise price payable in respect of each stock option may not be lower than the closing trading price of the Common Shares on the TSX or the NASDAQ, as specified by the committee in the option award, on the trading day immediately preceding the date of grant.

Maximum Limit

The 2018 Stock Option Plan is a fixed stock option plan, meaning that the maximum number of Common Shares reserved for issuance upon the exercise of stock options granted under the 2018 Stock Option Plan is fixed and cannot be changed without shareholder approval. The number of authorized but unissued Common Shares that may be issued upon the exercise of Options granted under the 2018 Stock Option Plan at any time, plus the number of Common Shares reserved for issuance under outstanding options otherwise granted by us shall not exceed 3,894,501 Common Shares.

Any exercise of stock options will not make new grants available under the 2018 Stock Option Plan.  However, if stock options granted to an individual under the 2018 Stock Option Plan in respect of certain Common Shares expire or terminate for any reason without having been exercised, such Common Shares may be made available for other stock options to be granted under the 2018 Stock Option Plan.

Amendment Provisions

Our Board has the discretion to make amendments to the 2018 Stock Option Plan and any stock options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

  minor changes of a "housekeeping" nature;

  amending stock options under the 2018 Stock Option Plan, including with respect to the stock option period (provided that the period during which a stock option is exercisable does not exceed ten years from the date the stock option is granted and does not deal with an extension of such stock option period), vesting period, exercise method and frequency and method of determining the exercise price, assignability and effect of termination of a Participant's employment or cessation of the Participant's directorship;

  changing the class of Participants eligible to participate under the 2018 Stock Option Plan;

  changing the terms and conditions of any financial assistance which may be provided by us to Participants to facilitate the purchase of Common Shares under the 2018 Stock Option Plan; and

  adding a cashless exercise feature, payable in cash or securities, provided that a cashless exercise will result in a full deduction of the number of underlying Common Shares from the 2018 Stock Option Plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the 2018 Stock Option Plan; (ii) any increase in the maximum number of Common Shares issuable under the 2018 Stock Option Plan; (iii) amendments that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (iv) any amendment which would permit Options granted under the 2018 Stock Option Plan to be transferable or assignable other than as set forth in Section 5(d) of the 2018 Stock Option Plan and for normal estate settlement purposes; (v) the addition of any form of financial assistance; (vi) any amendment to a financial assistance provision that is more favourable to Participants; (vii) any amendment to the insider participation limits set forth in Section 3(ii); and (viii) for the 2018 Stock Option Plan, any reduction in the exercise price or extension of the stock option period (other than as a result of a Blackout Period extension), in addition to such other matters that may require shareholder approval under the Exchange Rules.

Termination, Resignation, Death, etc.

Stock options granted under the 2018 Stock Option Plan are, and will be, evidenced by an option agreement entered between us and the Participant. Stock options granted under the plan terminate immediately if a Participant is dismissed with cause.

If a Participant ceases to hold any position as a Participant, by reason of retirement, resignation or termination without cause, such Participant shall have the right until the earlier of: (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion or, if longer, the period specified in the Participant's employment contract) following the Participant's last day of active employment (the "Termination Date"), which shall not include any period of statutory or reasonable notice or any period of deemed employment or salary continuance; and (ii)  the normal expiry date of the stock option rights of such Participant, to exercise the stock options under the 2018 Stock Option Plan with respect to all optioned Common Shares of such Participant to the extent that they were exercisable on the Termination Date.

If a Participant dies, his options may be exercised by his legal representatives until the earlier of (i) one year after the death of the Participant; and (ii) the normal expiry date of the options of such Participant.

If a Participant ceases to be a director, officer or employee of, or consultant to, the Corporation or of one of our subsidiaries as a result of disability or illness preventing the Participant from performing the duties routinely performed by such Participant, such Participant shall have the right until the earlier of: (i)  180 days following the Termination Date; and (ii) the normal expiry date of the option rights of such Participant, to exercise such Participant's options under the 2018 Stock Option Plan with respect to all Common Shares of such Participant to the extent they were exercisable on the Termination Date.

Upon expiry of the prescribed period described above, all unexercised options shall immediately terminate.

Change of Control

In the event of a Change of Control (as such term is defined in the 2018 Stock Option Plan), any surviving, successor or acquiring entity will assume any outstanding stock options or will substitute similar awards for the outstanding stock options.  If the surviving, successor or acquiring entity does not assume the outstanding stock options or substitute similar awards for the outstanding stock options, or if the Board otherwise determines in its sole discretion, we will give written notice to all Participants advising that the 2018 Stock Option Plan will be terminated effective immediately prior to the Change of Control and all stock options will be deemed to be vested stock options and may make provision for the exercise of stock options and tender of Common Shares in connection with the Change of Control and may otherwise make provision for the cash out or termination of stock options that are not exercised within a specified period of time.

Termination without Cause Following a Change of Control

The 2018 Stock Option Plan provides that, notwithstanding anything in the 2018 Stock Option Plan to the contrary, if the employment of a Participant is terminated by us (or our successor, if applicable) without cause or if the Participant resigns in circumstances constituting constructive dismissal, in each case, within 24 months following a Change of Control (as such term is defined in the 2018 Stock Option Plan), all of the Participant's stock options will vest immediately prior to the Termination Date. All vested options may be exercised until the earlier of: (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion) following the Termination Date; or (ii) the normal expiry date of the option rights of such Participant.  Upon the expiration of such period, all unexercised options shall immediately terminate.  These are also known as "double trigger" vesting provisions.

Options Governed by 2014 Stock Option Plan

Notwithstanding the foregoing, the Board has previously determined that the "double trigger" vesting provisions of the 2018 Stock Option Plan will not apply in respect of an aggregate of 927,834 stock options granted by us prior to November 18, 2015.  The vesting of all such stock options upon a Change of Control will continue to be governed in accordance with the terms and conditions of the previous stock option plan adopted by us on May 26, 2014 (the "2014 Stock Option Plan").  The 2014 Stock Option Plan provided that any stock options outstanding immediately prior to the occurrence of a Change of Control (as such term is defined in the 2014 Stock Option Plan), but which are not then exercisable, shall immediately vest and become fully exercisable upon the occurrence of a Change of Control. These are also known as "single trigger" provisions.

Other Terms

Any consolidation or subdivision of Common Shares will be reflected in an adjustment to the stock options. Stock options granted under the 2018 Stock Option Plan are non-transferrable and non-assignable (except to certain permitted assigns), and the Corporation does not provide any financial assistance in connection with option awards.

2016 Cash-Settled DSU Plan

On November 9, 2016, our Board adopted a cash-settled DSU plan (the "2016 Cash-Settled DSU Plan"). The 2016 Cash-Settled DSU Plan is intended to provide the Board with a non-dilutive compensation tool that further advances our philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. A total of 3,045,821 DSUs were issued and outstanding as at December 31, 2019 under the 2016 Cash-Settled DSU Plan.

All DSUs currently issued and outstanding will be settled in cash only and will be governed by the terms and conditions of the 2016 Cash-Settled DSU Plan.

If the Shareholders approve the Omnibus Plan Resolution, for those members of the Board that consent, the DSUs that were granted and are outstanding under the 2016 Cash-Settled DSU Plan will be deemed continued as part of the Omnibus Plan and will be governed by the terms and conditions of the Omnibus Plan, provided that such terms and conditions shall be substantially similar to the 2016 Cash-Settled DSU Plan, except that the DSUs shall be redeemable for Common Shares rather than cash. If the Omnibus Plan is approved by Shareholders, no new DSUs will be granted under the 2016 Cash-Settled DSU Plan.

Overview of the 2016 Cash-Settled DSU Plan

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2016 Cash-Settled DSU Plan. Capitalized terms used in this summary but not otherwise defined herein shall have the meanings ascribed thereto in the 2016 Cash-Settled DSU Plan.

The 2016 Cash-Settled DSU Plan provides that, the Board will, in its sole and absolute discretion and subject to the terms and conditions of the 2016 Cash-Settled DSU Plan, decide at the time of declaring any Total Compensation to an Eligible Person, the amount (the "Awarded Amount") of the Total Compensation that will be satisfied in the form of DSUs.  The terms Eligible Person and Total Compensation have the same meaning as under the 2014 Equity DSU Plan.

The number of DSUs (including fractional DSUs, computed to three digits) to be credited to an Eligible Person for services will be determined by dividing the Awarded Amount by the Fair Market Value as at the last trading day before the date the Awarded Amount is declared by our Board. The "Fair Market Value" of the Common Shares is equal to the volume weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date the Awarded Amount is declared by our Board.

Redemption of DSUs

The 2016 Cash-Settled DSU Plan provides that a DSU held by an Eligible Person shall be redeemed by us upon such Eligible Person ceasing to be a director and/or executive officer, including through the termination, voluntary resignation, retirement or death, also known as a Terminated Service event.

An Eligible Person who has Terminated Service may elect the date on which the DSUs held by that Eligible Person shall be redeemed by us by filing with our Chief Financial Officer as redemption notice on or before December 15 of the first calendar year commencing after the date on which the Eligible Person has Terminated Service. If the Eligible Person fails to file such Redemption Notice on or before that December 15, the Eligible Person shall be deemed to have filed the Redemption Notice on that December 15. The date on which a redemption notice is filed, or deemed to be filed, shall hereinafter be referred to as the "Filing Date". We may defer the Filing Date to any other date if such deferral is, in the sole opinion of the Corporation, desirable to ensure compliance with applicable laws and our insider trading and "blackout" policies.

The cash payment to which an Eligible Person is entitled on settlement of DSUs will be determined with reference to the Fair Market Value of a Common Share as of the Filing Date, net of applicable withholding taxes. Such payment will be made as soon as reasonably possible following the Filing Date, but in any event not later than the date that is 60 days following the Filing Date; provided, however, that in no event will such payment be made later than December 31 of the first calendar year commencing after the Eligible Person has Terminated Service. Upon payment of such amount, the DSUs shall be cancelled and such Eligible Person shall have no further rights under the 2016 Cash-Settled DSU Plan.

Certain additional requirements are prescribed under the 2016 Cash-Settled DSU Plan for Eligible Participants who are United States taxpayers.

Death of an Eligible Participant

In the event of the death of an Eligible Person prior to the settlement of the DSUs credited to his her own account, (i) all unvested DSUs shall automatically vest in full; and (ii) we will, as soon as reasonably practicable and in any event not later than 60 days following the Eligible Person's death, cause to be delivered to the legal representatives of the Eligible Person, the cash payment such Eligible Person would otherwise have been entitled to if the Eligible Person had Terminated Service.

Change of Control

In the event that an Eligible Person has Terminated Service (other than as a result of termination for cause or death) within 24 months following a Change of Control (as such term is defined in the 2016 Cash-Settled DSU Plan), all DSUs credited to each Eligible Person's account shall immediately vest in full.

Transferability

DSUs and any other rights, benefits or interests in the 2016 Cash-Settled DSU Plan are non-transferable, except that if the Eligible Person dies, the legal representatives of the Eligible Person will be entitled to receive the amount of any payment otherwise payable to the Eligible Person in accordance with the provisions of the 2016 Cash-Settled DSU Plan.

Adjustments and Reorganizations

In the event of any dividend paid in shares, share subdivision, combination or exchange of shares, merger, consolidation, spin-off or other distribution of our assets to shareholders, or any other change in our capital affecting the Common Shares, the Board, in its sole and absolute discretion, will make, with respect to the number of DSUs outstanding under the 2016 Cash-Settled DSU Plan, any proportionate adjustments as it considers appropriate to reflect that change.

Amendments to the 2016 Cash-Settled DSU Plan

Subject to applicable law and certain tax driven prescribed limitations, the 2016 Cash-Settled DSU Plan may be amended in whole or in part at any time by our Board without the consent of the Eligible Persons provided that such amendment shall not materially adversely impair the rights of any Eligible Person with respect to DSUs to which the Eligible Person is then entitled under this 2016 Cash-Settled DSU Plan. Shareholder approval will be required for any amendments required to be approved by shareholders under applicable law (including any applicable Exchange Rules).

Termination

The Board may terminate the 2016 Cash-Settled DSU Plan at any time, but no termination will, without the consent of the Eligible Person or unless required by law, adversely affect the rights of an Eligible Person with respect to DSUs to which the Eligible Person is then entitled under the 2016 Cash-Settled DSU Plan. In no event will a termination of the 2016 Cash-Settled DSU Plan accelerate the time at which the Eligible Person would otherwise be entitled to receive a cash payment in respect of any DSUs.

Performance Graph

The following graph compares the total shareholder return of $100 invested in our Common Shares with the total return of the S&P/TSX Composite Index and the NASDAQ Biotechnology Index.

Year Return on Investment
December 31, 2014 to December 31, 2019

2014 = $100

The performance trend shown by the above graph does not reflect the trend in our compensation to NEOs reported over the same period. The market price of the Common Shares, similar to the share prices of many publicly-traded biotechnology companies, has historically been highly volatile. Our approach to compensation is designed to attract and retain quality executives while promoting long-term profitability and maximizing shareholder value. Our NEOs are compensated on the basis of individual and corporate performance and compensation is benchmarked to other life sciences companies, rather than on factors strictly tied to the short-term performance of our Common Shares in the market.

Pension Benefit Plans

The Corporation does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Termination of Employment, Change of Control and Employment Contracts

Jan Skvarka

Effective September 25, 2019, we entered into an employment agreement with Jan Skvarka which has an indefinite term and provides for his employment as Chief Executive Officer. The agreement provides for an annual base salary of $500,000, signing bonus of $25,000 and participation in our short-term incentive plan and stock option plan. Dr. Skvarka's agreement provides for continuation of his salary for 12 months for termination without cause or if he resigns for good reason, or 18 months of salary for termination due to a change of control. If Dr. Skvarka's employment is terminated without cause in connection with a change in control, any stock options granted will vest immediately prior to the date of such termination. The estimated additional payment to Dr. Skvarka in the case of termination without cause, excluding benefits, assuming that a termination took place on December 31, 2019 is $500,000. In the case of termination without case in connection with a change in control, the incremental severance as at December 31, 2019 is $1,535,650.

Dr. Skvarka's employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation's confidential information; and (ii) non-solicitation of the Corporation's clients and employees.

Robert Uger

Effective February 11, 2016, we entered into a new employment agreement with Robert Uger which has an indefinite term and provides for his employment as Chief Scientific Officer. The agreement provides for an annual base salary of C$320,000 and participation in our short-term incentive plan and stock option plan. Dr. Uger's agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Uger's employment is terminated without cause or Dr. Uger resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. Dr. Uger is also entitled to a retention bonus to be payable in August 2020. The estimated additional payment to Dr. Uger in the case of termination without cause, excluding benefits, assuming that a termination took place on December 31, 2019 is $792,879. In the case of termination without cause or resignation in circumstances constituting constructive dismissal within 24 months following a change in control, the incremental severance as at December 31, 2019 is $188,750.

Dr. Uger's employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation's confidential information; (ii) non-competition during, and 12 months after, employment; and (iii) non-solicitation of the Corporation's clients and employees during, and 12 months after, employment.

Yaping Shou

Effective April 23, 2018, we entered into an employment agreement with Yaping Shou which has an indefinite term and provides for her employment as Chief Medical Officer. The agreement provides for an annual base salary of $400,000, signing bonus of $50,000, retention bonus of $150,000 and participation in our short-term incentive plan and stock option plan. Dr. Shou is also entitled to a retention bonus to be payable in August 2020. Dr. Shou's agreement provides for continuation of her salary for 6 months for termination without cause. If Dr. Shou's employment is terminated without cause in connection with a change in control, any stock options granted will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Shou in the case of termination without cause, assuming that a termination took place on December 31, 2019 is $550,000. In the case of termination without case in connection with a change in control, the incremental severance is $231,350.

Dr. Shou's employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation's confidential information; and (ii) non-solicitation of the Corporation's clients and employees.

James Parsons

Effective February 11, 2016, we entered into a new employment agreement with James Parsons which has an indefinite term and provides for his employment as Chief Financial Officer. The agreement provides for an annual base salary of C$275,000 and participation in our short-term incentive plan and stock option plan. Mr. Parsons' agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest.  If Mr. Parsons' employment is terminated without cause or Mr. Parsons resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. Mr. Parsons is also entitled to a retention bonus to be payable in August 2020. The estimated additional payment to Mr. Parsons in the case of termination without cause, excluding benefits, assuming that a termination took place on December 31, 2019 is $513,866. In the case of termination without case or resignation in circumstances constituting constructive dismissal within 24 months following a change in control, the incremental severance as at December 31, 2019 is $156,800.

Mr. Parsons' employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation's confidential information; (ii) non-competition during, and 12 months after, employment; and (iii) non-solicitation of the Corporation's clients and employees during, and 12 months after, employment.

Penka Petrova

Effective February 11, 2016, we entered into a new employment agreement with Penka Petrova which has an indefinite term and provides for her employment as Chief Development Officer. The agreement provides for an annual base salary of C$275,000 and participation in our short term incentive plan and stock option plan. Dr. Petrova's agreement provides for continuation of her salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest.  If Dr. Petrova's employment is terminated without cause or Dr. Petrova resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. Dr. Petrova is also entitled to a retention bonus to be payable in August 2020.The estimated additional payment to Dr. Petrova in the case of termination without cause, excluding benefits, assuming that a termination took place on December 31, 2019 is $624,065. In the case of termination without case or resignation in circumstances constituting constructive dismissal within 24 months following a change in control, the incremental severance as at December 31, 2019 is $156,800.

Dr. Petrova's employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation's confidential information; (ii) non-competition during, and 12 months after, employment; and (iii) non-solicitation of the Corporation's clients and employees during, and 12 months after, employment.

Directors' and Officers' Liability Insurance

The Corporation has purchased directors' & officers' liability insurance coverage (D&O Insurance), for directors and officers of the Corporation. The total annual premium payable by the Corporation for the D&O Insurance for the year ended December 31, 2019 was $357,080, and no amount of such premium was paid by the directors or officers of the Corporation. The D&O Insurance coverage has an annual aggregate limit of $20 million. From January 1, 2019 there is a $1,500,000 deductible for any claim made, but no deductible is assessed against any director or officer. D&O Insurance is designed to protect Board members and officers for their legal liabilities including, but not limited to, securities claims, statutory liability claims and employment claims.

Director Compensation

The Corporation targets director compensation within a competitive range of the median of the same comparator group as it used for benchmarking executive compensation. In 2019, director compensation included a cash retainer of $40,000 and an equity compensation retainer of $95,000 paid in cash-based DSUs. Directors also received the following annual fees: chair of the Board $40,000; chair of the audit committee $20,000; chair of the corporate governance and nominating committee $10,000; chair of the compensation committee $10,000; member of the audit committee $8,000; and member of the corporate governance and nominating committee and member of the compensation committee $5,000. In 2018, director compensation changed to increase the equity compensation retainer of CDN $90,000 to $95,000. For 2019, the board fees were paid in US dollars.

During 2019, the DSU compensation paid to directors was made under the 2016 Cash-Settled DSU Plan. The compensation committee believes that the significant weighting of director compensation to DSUs, the value of which is directly aligned with the value of the Common Shares and which must be held during each director's tenure, is aligned with the directors fiduciary oversight role and with long-term shareholder interests.

In addition, each independent director was entitled to reimbursement for reasonable expenses incurred in such capacity as a director, including travel and other out-of-pocket expenses relating to meetings of the Board and any committee meetings.

The following table shows all compensation (before taxes and other statutory withholdings) provided to the non-executive directors for the year ended December 31, 2019.

Name	Fees Earned ($)	Share-based awards ($) (1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Pension value ($)	Total ($)
Luke Beshar, Director	-	161,438	-	-	-	-	161,438
Robert Kirkman, Director(2)	-	193,174	-	-	219,158	-	412,332
Michael Moore, Director	-	145,891	-	-	-	-	145,891
Thomas Reynolds, Director	-	151,931	-	-	-	-	151,931
Calvin Stiller, Director, Chair	-	145,342	-	-	-	-	145,342
Helen Tayton-Martin Director	-	148,891	-	-	-	-	148,891

Note:

(1) The amounts in this column represent the grant date fair value of the DSUs awarded to directors during fiscal year 2019 pursuant to the 2016 Cash-Settled DSU Plan. The grant date fair value is the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. This methodology represents management's best estimate of fair value at the grant date. The directors received all their fees in the form of DSUs in 2019.

(2) Dr. Kirkman received DSUs awarded to directors during fiscal year 2019 pursuant to the 2016 Cash-Settled DSU Plan plus an additional grant received in April 2019 for accepting the position of Executive Chair. From April 29, 2019 to March 31, 2020, Dr. Kirkman became an employee of the Corporation and received salary which is included in 'All other compensation'.

Outstanding Option-Based Awards and Share Based Awards - Directors

The following table sets forth information concerning all option-based and share-based awards for each non-executive director outstanding at December 31, 2019, including awards granted before the financial year ended December 31, 2019. During the financial year ended December 31, 2019, the directors were granted 2,739,587 DSUs under the 2016 Cash-Settled DSU Plan and were granted no option-based awards.

Name(1)	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid or distributed ($)(2)
Luke Beshar Director	6,667	$17.18	Mar 6, 2024	-	-	-	560,019
Robert Kirkman Director	6,667	$13.66	Jan 29, 2024	-	-	-	484,769
Michael Moore Director	4,000	$7.35	Apr 8, 2023	-	-	-	525,350
Thomas Reynolds Director	6,667	$17.18	Mar 6, 2024	-	-	-	538,605
Calvin Stiller Director, Chair	4,000	$7.35	Apr 8, 2023	-	-	-	519,276
Helen Tayton-Martin Director	-	-	-	-	-	-	509,176

Notes:

(1) The value of the unexercised "in-the-money" options as at December 31, 2019 has been determined based on the excess of the closing price on December 31, 2019 of the Common Shares on the TSX of CDN $1.33 per Common Share over the exercise price of such options and converted to US dollars at 1.30.

(2) The value as at December 31, 2019 has been determined based on the number of DSUs multiplied by the closing price of the Common Shares on the Nasdaq Capital Market of $1.03 on December 31, 2019.

Incentive Plan Awards - Value Vested or Earned During the Year - Directors

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each of the Corporation's directors for the financial year ended December 31, 2019. For option-based awards, only the options which vested during the 2019 fiscal year that were "in-the-money" are reported in the table below.

Name and Principal Position	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Luke Beshar Director	Nil	161,438	Nil
Robert Kirkman Director	Nil	193,174	Nil
Michael Moore Director	Nil	145,891	Nil
Thomas Reynolds Director	Nil	151,931	Nil
Calvin Stiller Director, Chair	Nil	145,342	Nil
Helen Tayton-Martin Director	Nil	148,891	Nil
Jan Skvarka Director	Nil	Nil	Nil
Robert Uger (3) Director	Nil	Nil	Nil

Notes:

(1) Aggregate dollar value that would have been realized by determining the difference between the closing market price of our Common Shares on the TSX and the exercise price of the underlying option on each date during the fiscal year when an option award vested.

(2) Amount represents the value of cash-settled DSUs issued in 2019 as at each vesting date (being the grant date).

(3) On February 6, 2020, Dr. Robert Uger stepped down from the Board of Directors and continues as Trillium's Chief Scientific Officer, and Mr. Paul Walker was appointed to the Board of Directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, other than routine indebtedness as defined under applicable securities laws, no director, executive officer or employee or any former director, executive officer or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out herein, to the knowledge of the Corporation, no "informed person", proposed director or any associate or affiliate of an informed person or proposed director of ours had a material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2019 that materially affected or would materially affect us.  An "informed person" means, among others, (i) a director or executive officer of the Corporation or of a subsidiary of the Corporation; or (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution.

INTERESTS OF CERTAIN PERSONS AND
COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, of any director or nominee for director, executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and accountable to the Shareholders, and accounts for the role of management who are appointed by the Board and charged with our day to day management. The Board and senior management consider good corporate governance to be central to our effective and efficient operations. National Instrument 58-101 Disclosure of Corporate Governance Practices, or NI 58-101, requires us to disclose annually in our Circular certain information concerning its corporate governance practices, as set forth below.

Board of Directors

The Board facilitates its exercise of independent supervision over our management through a combination of formal meetings of the Board and informal discussions amongst Board members. The corporate governance and nominating committee oversees all governance matters and looks to our management to keep it apprised of all significant developments affecting the Corporation and its operations. All major acquisitions, dispositions, investments and contracts and other significant matters outside the ordinary course of our business are subject to approval by the Board.

During the most recently completed financial year ended December 31, 2019, the Board held twenty formal Board meetings. The remaining decisions during the year were passed by written resolution following informal discussions amongst the directors and management.

The Board functions independently as a majority of the members of the Board are not involved in management. Also, when appropriate, the Board excuses management from meetings and conducts business and makes decisions exclusive of management. During 2019, six such in-camera sessions were held. In addition, each committee of the Board is comprised of independent directors who also periodically hold in-camera sessions.

We have written descriptions of the roles of the Board chair, each of the Board committee chairs and the Chief Executive Officer. The responsibilities of the chair of the Board includes: (i) chairing meetings of the Board; (ii) in consultation with Board members and the Chief Executive Officer, set the agendas for the meetings of the Board; (iii) in collaboration with the chairs of the Board committees and the Chief Executive Officer, ensure that agenda items for all committee meetings are ready for presentation and that adequate information is distributed to members in advance of such meetings in order that members may properly inform themselves on matters to be acted upon; (iv) assigning work to members; (v) acting as liaison and maintaining communication with the Chief Executive Officer and Board members to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Board and its committees; and (vi) providing leadership to the Board with respect to its functions and mandate.

The Board has a written mandate called the Corporate Governance Guidelines to provide a concise description of the corporate governance obligations, principles and practices of our Board. A copy of these guidelines is attached to this Circular as Schedule "B". The core responsibilities of the Board include: CEO and key executive officer selection; the creation of a culture of integrity throughout the organization; adopting a strategic planning process and understanding and approving Corporation strategy, annual budgets and business plans; overseeing major investments, capital expenditures and acquisitions; the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks; establishing officer and Board compensation; succession planning; adopting a communication policy; overseeing the adequacy and effectiveness of the Corporation's system of internal control over financial reporting and disclosure controls and procedures; and developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines. The Board delineates its role and responsibilities by overseeing the conduct of the business of the Corporation and the activities of management who are responsible for the day-to-day conduct of the business of the Corporation. The Board further operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its chair, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the directors. Subject to the articles and bylaws of the Corporation, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board. Each of the committees of the Board has a charter which sets out the responsibilities of the committee and the role of the chair of each committee.

Board Composition; Term of Office

Our Board currently consists of eight members (six of whom will stand for re-election at the Meeting). Our directors are elected at each annual general meeting of our Shareholders and serve until their successors are elected or appointed, unless their office is vacated earlier. Our current Board, except for Paul Walker, was elected at the annual and special meeting of Shareholders held on June 27, 2019.

Director Independence

As a foreign private issuer, under the listing requirements and rules of the NASDAQ, we are not required to have independent directors on our Board, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. Nevertheless, our Board has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Our Board determined that six of our eight directors are "independent" directors as defined under Ontario Securities Commission National Instrument 52-110 - Audit Committees ("NI 52-110"), and current rules and regulations of the SEC and the listing standards of the NASDAQ. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our Board deemed relevant in determining their independence. Dr. Skvarka is not independent by virtue of being the CEO of the Corporation. Dr. Kirkman is not independent as he held the office of the Executive Chairman from April 29, 2019 to March 31, 2020.

Board and Committee Meetings Held for the Year Ended December 31, 2019

Type of Meeting	Number of Meetings	Date of Meetings
Board of Directors	20	Jan 15, Jan 26, Jan 31, Feb 5, Feb 6, Feb 13, Feb 20, Feb 27, Mar 7, Apr 4, Apr 23, Apr 29, May 9 & 10, Jun 4, Jul 2, Aug 13, Sept 5, Oct 15, Nov 7, Dec 16
Audit Committee	4	Mar 6, May 9, Aug 12, Nov 6
Corporate Governance and Nominating Committee	4	Jan 11, Mar 6, May 10, Nov 6
Compensation Committee	5	Jan 24, Mar 6, May 9, Sept 10, Nov 6
Total Meetings Held	33

Attendance of Directors for the Year Ended December 31, 2019

Director	Board Meetings Attended	Audit Committee Meetings Attended(1)	Corporate Governance Committee Meetings Attended(1)	Compensation Committee Meetings Attended(1)
Luke Beshar	20	4	-	2
Robert Kirkman	20	1(2)	-	3
Michael Moore	19	-	4	5
Thomas Reynolds	20	2	4	3
Jan Skvarka	3	-	-	-
Calvin Stiller	19	-	1	-
Helen Tayton- Martin	19	4	3	2

Notes:

(1) Committee attendance results above are recorded only for committee members and the Chair of the board. If other non-committee members attend a committee meeting, their attendance is not recorded above. The committee assignments changed during the year so the attendance reflects only the time spent while on the committee.

(2) Dr. Kirkman was not a member of the Audit Committee from April 30, 2019 to December 31, 2019, but attended all 2019 Audit Committee Meetings as a non-committee member.

Directorships

Certain of the directors are also directors (or equivalent) of other reporting issuers as set forth below:

Director	Company
Mr. Luke Beshar	REGENXBIO Inc., ArTara Therapeutics Inc.
Dr. Thomas Reynolds	MEI Pharma, Inc.
Mr. Paul Walker	Allakos, TRACON Pharmaceuticals

Orientation and Continuing Education

We have a formal onboarding process for new directors. The onboarding process includes suggested reading for the new director, such as corporate documents and other briefing materials; an initial orientation session; follow-up one-on-one meetings with key personnel in the organization; and sponsorship of the new director by an existing corporate governance and nominating committee member to assist with integration. New directors are provided with relevant information including our publicly filed documents, business plans and budgets, corporate policies, technical reports, financial information, and recent board and corporate governance materials. Directors are encouraged to ask questions and communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation.

Continuing education is an important compliance requirement to promote the competence and integrity of Board members. We have a continuing education program in place for our Board which is reviewed annually by the corporate governance and nominating committee to include relevant educational materials. The corporate governance and nominating committee verifies annually that Board members have reviewed the continuing education materials.

Ethical Business Conduct

Ethical business behavior is of great importance to the Board and management. We have instituted policies on disclosure, insider trading as well as a whistleblower policy for all personnel to report any fraudulent or illegal acts on an anonymous basis directly to the audit committee chair. The Board has also adopted a Code of Business Conduct and Ethics, or Code, intended to document the principles of conduct and ethics to be followed by our employees, officers and directors. A copy of our Code can be obtained under our profile on www.sedar.com, on our website at www.trilliumtherapeutics.com, or by written request to our Chief Financial Officer, at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9.  The directors of the Corporation encourage and promote an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to employees, directors and officers to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical conduct.

As some of our directors also serve as directors and officers of other companies engaged in similar activities, the Board must comply with the conflict of interest provisions of the BCBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings which involve such conflict.

Nomination of Directors

In connection with the nomination or appointment of individuals as directors, the Board is responsible for: (i) considering what competencies and skills the Board, as a whole, should possess; (ii) assessing what competencies and skills each existing director possesses; and (iii) considering the appropriate size of the Board, with a view to facilitating effective decision making, all with regard to their diversity, gender, age, expertise, time availability and experience (industry, professional and public service).  The Board will consider the advice and input of the corporate governance and nominating committee.  See "Corporate Governance Disclosure - Corporate Governance and Nominating Committee" below for further details regarding such committee, including its members and responsibilities.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee shall be composed of at least two members of our Board, all of whom are "independent directors" within the meaning of NASDAQ Rule 5605(a)(2). In affirmatively determining the independence of any member of our corporate governance and nominating committee, our Board must consider all factors specifically relevant to determining whether a director has a relationship to us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

All members of our corporate governance and nominating committee shall be "independent" as contemplated in NI 58-101, such that all members of our corporate governance and nominating committee will have no direct or indirect relationship with us that could, in the view of our Board, be reasonably expected to interfere with the exercise of his or her independent judgment.

The purpose of our corporate governance and nominating committee is to:

  assist our Board in identifying prospective director nominees and recommend to our Board the director nominees for each annual meeting of shareholders;

  recommend members for each Board committee;

  ensure that our Board is properly constituted to meet its fiduciary obligations to the Corporation and its shareholders and that we follow appropriate governance standards;

  develop and recommend to our Board governance principles applicable to us;

  oversee the succession planning for senior management; and

  oversee the evaluation of our Board and management.

Our current corporate governance and nomination committee members are Dr. Thomas Reynolds (Chair), Dr. Michael Moore and Dr. Calvin Stiller. Dr. Calvin Stiller was appointed to the corporate governance and nomination committee on May 10, 2019 in replacement of Dr. Helen Tayton-Martin. Our Board has determined that each member of our corporate governance and nomination committee is independent within the meaning of such term in the rules of the NASDAQ and Canadian provincial securities regulatory authorities.

Compensation Committee

Our compensation committee is required to be composed of at least two members of our Board, all of whom who are considered "independent" of our management in accordance with the provisions of Rule 10C-1(b)(1) under the Exchange Act and NASDAQ Rule 5605(a)(2) and 5605(d)(2)(A). In affirmatively determining the independence of any member of our compensation committee, our Board must consider all factors specifically relevant to determining whether a director has a relationship to the Corporation that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director; and (ii) whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation.

Our compensation committee is required to ensure that the compensation programs and values transferred to management through cash pay, share and share-based awards, whether immediate, deferred, or contingent are fair and appropriate to attract, retain and motivate management and are reasonable in view of company economics and of the relevant practices of other similar companies. Our compensation committee recommends to our Board compensation arrangements for Board members.

Our current compensation committee members are Luke Beshar (Chair), Dr. Michael Moore and Dr. Helen Tayton-Martin. Luke Beshar was appointed as the Chair of the Compensation Committee on May 10, 2019 in replacement of Dr. Robert Kirkman, who was appointed as Executive Chairman of the Corporation from April 29, 2019 to March 31, 2020. Also, Dr. Helen Tayton-Martin was appointed to the compensation committee on May 10, 2019 in replacement of Dr. Thomas Reynolds. Our Board has determined that each member of our compensation committee is independent within the meaning of such term in the rules of the NASDAQ, the SEC and Canadian provincial securities regulatory authorities.

Audit Committee

The audit committee is currently comprised of Luke Beshar (Chair), Dr. Helen Tayton-Martin and Dr. Thomas Reynolds. Dr. Thomas Reynolds was appointed to the audit committee on May 10, 2019 in replacement of Dr. Robert Kirkman who was appointed as Executive Chair of the Corporation on April 29, 2019. Each member of the audit committee is (a) an "Independent Director," as defined in NASDAQ Rule 5605(a)(2), and (b) "independent" within the meaning of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and the determination of independence will be affirmatively made by our Board annually, provided that our Board may elect to take advantage of any exemption from such requirements provided in the rules of the NASDAQ or the Exchange Act.  In addition, each member of the audit committee is an independent and non-executive directors of the Corporation and meets the independence and financial literacy requirements of NI 52-110.

For further information regarding the audit committee, see the Corporation's annual information form incorporated by reference into the annual report on Form 20-F for the financial year ended December 31, 2018 (the "Form 20-F"), under the heading, "Audit Committee Information". The Form 20-F is available on SEDAR at www.sedar.com. The Corporation will, upon request at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, Attention: Chief Financial Officer, promptly provide a copy of the Form 20-F free of charge to any securityholder of the Corporation.

Other Committees

We may establish special committees from time to time to deal with specific matters.

Assessments

The Board has developed a questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors. These questionnaires, and the issues arising therefrom, are intended to be reviewed and assessed by the chair on an annual basis or more frequently from time to time as the need arises.

The chair takes appropriate action as required based on the results obtained.

Director Tenure

Each of the persons elected as a director at the Meeting will serve until the close of our next annual meeting or until his or her successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes that the imposition of director term limits on a Board may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members. The Board relies on an annual director assessment procedure in evaluating Board members and believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.

Diversity

The corporate governance and nominating committee encourages diversity in the composition of the Board and requires periodic review of the composition of the Board as a whole to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board as a whole. Accordingly, while the Board has not adopted a written policy nor targets relating to the identification and nomination of women directors, the Board does take into consideration a nominee's potential to contribute to diversity within the Board. Given that diversity is part of determining the overall balance, which includes gender, and that the chair assesses the results of director assessment questionnaires on a regular basis, the Board has not adopted a gender specific policy target. The Board is currently comprised of seven male directors and one female director (14%, assuming the proposed six director nominees are elected at the Meeting).

Consistent with our approach to diversity at the Board level, our hiring practices include consideration of diversity across a number of areas, including gender. Of our 23 employees (excluding the executive team) as of December 31, 2019, 21 employees (or 91%) are women. As of December 31, 2019, two of the six (or 33%) of our executive officer positions are held by women. We do not have a target number of women executive officers. Given the small size of our executive team, we believe that implementing targets would not be appropriate. However, in our hiring practices, we consider the level of representation of women in executive officer positions.

ADDITIONAL INFORMATION

Additional information relating to us can be found on SEDAR at www.sedar.com. Financial information is provided in the 2019 Financial Statements and the related Management's Discussion and Analysis ("MD&A"). Each of these documents is available on SEDAR at www.sedar.com and incorporated herein by reference.

Copies of these consolidated financial statements and MD&A may be obtained (in some cases upon payment of a reasonable charge if the request is made by a person or company that is not a security holder of ours) upon written request to James Parsons, Chief Financial Officer, at: Trillium Therapeutics Inc., 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the directors, and this Circular has been sent (or made available to) each director of the Corporation, each shareholder entitled to notice of the Meeting and the auditors of the Corporation.

DATED the 15th day of May, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Dr. Robert Kirkman"

Dr. Robert Kirkman

Chair

A - 1

Schedule A

TRILLIUM THERAPEUTICS INC.

2020 OMNIBUS EQUITY INCENTIVE PLAN

SECTION 1. GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Trillium Therapeutics Inc. 2020 Omnibus Equity Incentive Plan (the "Plan"). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Trillium Therapeutics Inc., a company existing under the laws of the Province of British Columbia, Canada (the "Company") and its Subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company and its shareholders, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

"Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Administrator" has the meaning ascribed thereto in Section 2(a) of the Plan.

"Award" or "Awards," except where referring to a particular category of grant under the Plan, shall include, Section 7 Options, ISOs, Non-Qualified Options, Share Appreciation Rights, Restricted Share Units, Restricted Share Awards, Unrestricted Share Awards,  Deferred Share Units, and Dividend Equivalent Rights.

"Award Certificate" means a written or electronic document or agreement setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Certificate is subject to the terms and conditions of the Plan.

"Black out Period" means a period of time when pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons designated by the Company;

"Board" means the board of directors of the Company.

"Canadian Taxpayer" means a grantee that is subject to tax under the Tax Act in respect of any benefit he or she derives from the Plan.

"Change in Control" shall mean any one or a combination of:

(i) any transaction at any time and by whatever means pursuant to which (A) the Company goes out of existence by any means, except for any corporate transaction or reorganization in which the proportionate voting power among holders of securities of the entity resulting from such corporate transaction or reorganization is substantially the same as the proportionate voting power of such holders of Company voting securities immediately prior to such corporate transaction or reorganization or (B) any person or any group of two or more persons acting jointly or in concert other than the Company, a wholly-owned Subsidiary of the Company, an employee benefit plan of the Company or of any of its wholly-owned Subsidiaries, including the trustee of any such plan acting as trustee) hereafter acquires the direct or indirect "beneficial ownership" (as defined by the Business Corporations Act (Ontario)) of, or acquires the right to exercise control or direction over, securities of the Company representing more than 50% of the Company's then issued and outstanding securities in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Company with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii) the sale, assignment or other transfer of all or substantially all of the assets of the Company to a person other than a wholly-owned Subsidiary of the Company;

(iii) the dissolution or liquidation of the Company except in connection with the distribution of assets of the Company to one or more persons which were wholly-owned Subsidiaries of the Company immediately prior to such event;

(iv) the occurrence of a transaction requiring approval of the Company's shareholders whereby the Company is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, arrangement or otherwise by any person other than a wholly-owned Subsidiary of the Company (and other than a short form amalgamation or exchange of securities with a wholly-owned Subsidiary of the Company).

Notwithstanding the foregoing, Change in Control shall be interpreted, for a U.S. Taxpayer, in a manner, and limited to the extent necessary, so that it will not cause adverse tax consequences under Section 409A of the Code.

"Code" means the U.S. Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

"Consultant" means any natural person that provides bona fide services to the Company for a period of at least 12 months, on a continuous basis, and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities and shall be limited to the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemption.

"Deferred Share Unit" means an Award entitling the recipient to acquire a Share on a deferred payment basis.

"Dividend Equivalent Right" means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the Shares specified in the Dividend Equivalent Right (or other award to which it relates) if such Shares had been issued to and held by the grantee.

"Effective Date" means the date on which the Plan is approved by shareholders as set forth in Section 19.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"Fair Market Value" of the Shares on any given date means:

(i) if the Shares are listed the Nasdaq Stock Market and the Toronto Stock Exchange, the fair market value of the Shares shall mean the closing price of the Shares on the Nasdaq Stock Market on the market trading day immediately prior to the applicable grant date; provided, however, if the Shares are not listed on the Nasdaq Stock Market, then on such other exchange or quotation system as the Shares are listed, as may be selected by the Board in accordance with such exchange's regulations; or

(ii) if the Shares are not listed on a national securities exchange or quotation system, the fair market value of the Shares determined in good faith by the Administrator in a manner consistent with Section 409A of the Code.

"Filing Date" means the date on which a Redemption Notice is filed with the Company by a grantee of Deferred Share Units who is not a U.S. Taxpayer following the termination of the grantee's employment with the Company.

"ISO" means any Option designated and qualified as an "incentive stock option" as defined in Section 422 of the Code.

"Non-Employee Director" means a member of the Board who is not also an employee of the Company or any Subsidiary.

"Non-Qualified Option" means any Option that is not an ISO.

"Option" means any option to purchase Shares granted pursuant to Section 5.

"Performance Criteria" means the criteria that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for an individual for a Performance Cycle.

"Performance Cycle" means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Criteria will be measured for the purpose of determining a grantee's right to and the payment of a Restricted Share Award or Restricted Share Units, the vesting and/or payment of which is subject to the attainment of one or more Performance Goals.

"Performance Goals" means, for a Performance Cycle, the specific goals established in writing by the Administrator for a Performance Cycle based upon the Performance Criteria.

"Redemption Notice" means a notice filed (or deemed to be filed) by a grantee with the Company following the termination of the grantee's employment to trigger the redemption of Deferred Share Units in accordance with Section 10, which notice shall be in the form prescribed from time to time by the Company.

"Reorganization Event" shall mean:  (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Shares of the Company are converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any transfer or disposition of all of the Shares of the Company for cash, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

"Restricted Share Award" means an Award of Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant, including but not limited to the attainment of specified Performance Goals.

"Restricted Share Units" means an Award entitling the recipient to acquire the right to receive one Share (or the cash value of one Share, if so determined by the Administrator) for each unit on a specified settlement date set forth in the Award Certificate, subject to such restrictions and conditions as the Administrator may determine at the time of grant, including but not limited to the attainment of specified Performance Goals.

"Sale Price" means the value as determined by the Administrator of the consideration payable, or otherwise to be received by shareholders, per Share pursuant to a Reorganization Event.

"Section 409A" means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

"Section 7 Options" means options to acquire Shares that are governed by section 7 of the Tax Act and that are granted to individuals who are Canadian Taxpayers that are employees or Non-Employee Directors of the Company or any of its Subsidiaries.

"Separation from Service" means the date of the U.S. Taxpayer incurs a "separation from service" with the Company within the meaning of U.S. Treas. Regs. § 1.409A-1(h).

"Specified Employee" means a U.S. Taxpayer who meets the definition of "specified employee," as defined in Section 409A(a)(2)(B)(i) of the Code.

"Shares" means the common shares of the Company, subject to adjustments pursuant to Section 3.

"Share Appreciation Right" means an Award entitling the recipient to receive Shares (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of the Shares on the date of exercise over the exercise price of the Share Appreciation Right multiplied by the number of Shares with respect to which the Share Appreciation Right shall have been exercised.

"Subsidiary" means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Company, except that for purposes of the granting of an ISO, subsidiary shall be defined as set forth in Section 424(f) of the Code and shall generally mean any corporation or other entity (other than the Company) in which the Company has the right to exercise control or direction over 50% or more of the voting power, either directly or indirectly.

"Tax Act" means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

"Ten Percent Owner" means an employee who is a U.S. Taxpayer and owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all share classes of the Company or any parent or subsidiary corporation.

"U.S. Taxpayer" means a grantee who is subject to taxes in the United States, including any taxes imposed under Section 409A of the Code.

"Unrestricted Share Award" means an Award of Shares free of any restrictions.

SECTION 2. ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a) Administration of Plan. The "Administrator" of the Plan shall be the Board or, if the Board by resolution so decides, by a committee appointed by the Board.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Section 7 Options, ISOs, Non-Qualified Options, Share Appreciation Rights, Restricted Share Awards, Restricted Share Units, Unrestricted Share Awards, Deferred Share Units and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii) to determine the number of Shares to be covered by any Award;

(iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Certificates;

(v) to accelerate at any time the exercisability or vesting of all or any portion of any Award, subject to any applicable rules of any securities exchange the Share are listed on;

(vi) subject to the provisions of Section 5(b) and Section 6(c) and compliance with Section 409A of the Code, to extend at any time the period in which Options and Share Appreciation Rights may be exercised;

(vii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable, subject to any applicable rules of any securities exchange the Shares are listed on; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees. None of the Company, the Board or the Administrator, nor any other person to whom authority is delegated under Section 2(c) of the Plan shall be liable for any action, omission or determination made in good faith in the administration, interpretation, construction or applicable of the Plan or any Award granted hereunder.

(c) Delegation of Authority to Grant Awards. To the extent permitted under applicable law, the Board or the Administrator may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person selected by it. The Board or the Administrator may revoke any such allocation or delegation at any time.  Notwithstanding the foregoing, only the Board or the Administrator, if the Administrator is comprised solely of "non-employee directors" as defined under Rule 16b-3 of the Exchange Act, shall be authorized to grant an Award to any director of the Company or to any "officer" of the Company as defined by Rule 16a-1 under the Exchange Act.

(d) Award Certificate. Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e) Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside Canada and the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside Canada and the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to the Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate any applicable Canadian or United States securities law, the Tax Act, the Code, or any other applicable Canadian or United States governing statute or law.

SECTION 3. SHARES ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a) Shares Issuable. The maximum number of Shares reserved and available for issuance under the Plan shall be 13,400,000 Shares, subject to adjustment as provided in this Section 3. For purposes of this limitation, the Shares underlying any Awards under the Plan as well as common shares underlying any options under the Company's Amended and Restated Stock Option Plan dated March 8, 2018, that are forfeited, canceled or otherwise terminated (other than by exercise) on or after the Effective Date shall be added back to the Shares available for issuance under the Plan. Notwithstanding the foregoing, the following shares shall not be added to the Shares authorized for grant under the Plan: (i) Shares tendered or held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, and (ii) Shares subject to a Share Appreciation Right that are not issued in connection with the share settlement of the Share Appreciation Right upon exercise thereof. In the event the Company repurchases Shares on the open market, such Shares shall not be added to the Shares available for issuance under the Plan. Subject to such overall limitations, Shares may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that ISOs for no more than 18,400,000 Shares may be granted under the Plan. The Shares available for issuance under the Plan may be authorized but unissued Shares or Shares reacquired by the Company.

(b) Changes in Shares. Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in the Company's capital, the outstanding Shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such Shares or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding Shares are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of Shares reserved for issuance under the Plan, including the maximum number of Shares that may be authorized for the issuance under or upon the exercise of ISOs, (ii) the number and kind of Shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per Share subject to each outstanding Restricted Share Award, and (iv) the exercise price for each Share subject to any then outstanding Options and Share Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Options and Share Appreciation Rights) as to which such Options and Share Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of Shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional Shares shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional Shares.

(c) Reorganization Events and Change in Control Transactions. Except as the Administrator may otherwise specify with respect to particular Awards in the relevant Award Certificate, in the case of and subject to the consummation of a Reorganization Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of Shares and, if appropriate, the per Share exercise prices, as such parties shall agree. To the extent the parties to such Reorganization Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Reorganization Event, the Plan and all outstanding Awards granted hereunder shall terminate. In the event such Reorganization Event also constitutes a Change in Control, except as may be otherwise provided in the relevant Award Certificate, all Options and Share Appreciation Rights with time-based vesting that are not vested and/or exercisable immediately prior to the effective time of the Change in Control shall become fully vested and exercisable as of the effective time of the Change in Control, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Change in Control, and all Awards with conditions and restrictions relating to the attainment of Performance Goals shall be deemed to vest and become nonforfeitable as of the Change in Control assuming the greater of (i) achievement of all relevant Performance Goals at the "target" level (prorated based upon the length of time within the Performance Period that has elapsed prior the Change in Control) or (ii) actual achievement as of the date of such Change in Control. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Share Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of Shares subject to outstanding Options and Share Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Share Appreciation Rights (provided that, in the case of an Option or Share Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Share Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Reorganization Event as determined by the Administrator, to exercise all outstanding Options and Share Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested Shares under such Awards.

(d) Substitute Awards. The Administrator may grant Awards under the Plan in substitution for share-based awards held by employees, directors or other key persons of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or shares of the employing corporation. The Administrator may direct that the substitute awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances. Subject to exchange approval, if applicable, any substitute Awards granted under the Plan shall not count against the share limitation set forth in Section 3(a).

(e) Maximum Shares Available for Specific Individuals and Groups. The maximum number of Shares that may be issued to any grantee in any 12-month period under the Plan may be no more than five percent (5%) of the total of the number of then issued and outstanding Shares of the Company and the number of Shares of the Company issuable upon due conversion of the issued and outstanding preferred shares of the Company in any 12 month period.

SECTION 4. ELIGIBILITY

Grantees under the Plan will be such full or part-time officers and other employees, Non-Employee Directors and Consultants of the Company and its Subsidiaries as are selected from time to time by the Administrator in its sole discretion.

SECTION 5. OPTIONS

Any Option granted under the Plan shall be in such form as the Administrator may from time to time approve. Options granted under the Plan to a U.S. Taxpayer may be either ISOs or Non-Qualified Options. ISOs may be granted only to U.S. Taxpayers who are employees of the Company or any Subsidiary that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. To the extent that any Option issued to a U.S. Taxpayer does not qualify as an ISO, it shall be a Non-Qualified Option. Options granted to a Canadian Taxpayer that is an employee or a Non-Employee Director shall be Section 7 Options unless the Administrator causes the arrangement to be structured such that section 7 of the Tax Act does not apply.

Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Options may be granted in lieu of cash compensation at the optionee's election, subject to such terms and conditions as the Administrator may establish.

(a) Exercise Price. The exercise price per share for the Shares covered by an Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an ISO that is granted to a Ten Percent Owner, the exercise price per share for the Shares covered by such ISO shall be not less than 110 percent of the Fair Market Value on the grant date.

(b) Option Term. The term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten years after the date the Option is granted. Notwithstanding the expiration date applicable to any Option, and subject to Section 409A of the Code for U.S. Taxpayers, if an Option would otherwise expire during or immediately after a Black out Period, then the expiration date of such Option shall be the tenth business day following the expiration of the Black out Period.  In the case of an ISO that is granted to a Ten Percent Owner, the term of such Option shall be no more than five years from the date of grant.

(c) Exercisability; Rights of a Shareholder. Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Option. An optionee shall have the rights of a shareholder only as to Shares acquired upon the exercise of an Option and not as to unexercised Options.

(d) Method of Exercise. Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of Shares to be purchased. Payment of the exercise price may be made by one or more of the following methods except to the extent otherwise provided in the Option Award Certificate:

(i) In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii) If permitted under applicable securities laws, through the delivery (or attestation to the ownership) of Shares that are not then subject to restrictions under any Company plan. Such surrendered Shares shall be acquired and valued pursuant to National Instrument - Take-Over Bids and Issuer Bids;

(iii) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the exercise price; provided that in the event the optionee chooses to pay the exercise price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Administrator shall prescribe as a condition of such payment procedure; or

(iv) With respect to Options that are not ISOs, or Options issued to Canadian Taxpayers that are not Section 7 Options, by a "net exercise" arrangement pursuant to which the Company will reduce the number of Shares issuable upon exercise by the largest whole number of Shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Option) by the Company of the full exercise price for such Shares and the fulfillment of any other requirements contained in the Option Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). If permitted under applicable securities laws, in the event an optionee chooses to pay the exercise price by previously-owned Shares through the attestation method, the number of Shares transferred to the optionee upon the exercise of the Option shall be net of the number of attested Shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Options may be permitted through the use of such an automated system.

(e) Annual Limit on ISOs. To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the Shares with respect to which ISOs granted under the Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed U.S.$100,000. To the extent that any Option exceeds this limit, it shall constitute a Non-Qualified Option.

(f) The Administrator shall have the discretion to determine whether or not the Company makes an election under subsection 110(1.1) of the Tax Act in respect of any Section 7 Options that are exercised by Canadian Taxpayers.

(g) Any Options granted to Canadian Taxpayers that are not Section 7 Options shall be such that they will not constitute a "Salary Deferral Arrangement" for the purposes of the Tax Act.

SECTION 6. SHARE APPRECIATION RIGHTS

(a) Exercise Price of Share Appreciation Rights. The exercise price of a Share Appreciation Right shall not be less than 100 percent of the Fair Market Value of a Share on the date of grant.

(b) Grant and Exercise of Share Appreciation Rights. Share Appreciation Rights may be granted by the Administrator independently of any Option granted pursuant to Section 5 of the Plan.

(c) Terms and Conditions of Share Appreciation Rights. Share Appreciation Rights shall be subject to such terms and conditions as shall be determined from time to time by the Administrator. The term of a Share Appreciation Right may not exceed ten years. Share Appreciation Rights granted to Canadian Taxpayers shall be structured such that they will not constitute a "Salary Deferral Arrangement" for the purposes of the Tax Act.

SECTION 7. RESTRICTED SHARE AWARDS

(a) Nature of Restricted Share Awards. The Administrator shall determine the restrictions and conditions applicable to each Restricted Share Award at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established Performance Goals. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

(b) Rights as a Shareholder. Upon the grant of the Restricted Share Award and payment of any applicable purchase price, a grantee shall have the rights of a shareholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that any dividends paid by the Company during the vesting period shall accrue and shall not be paid unless and until the Restricted Shares have vested. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c) Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Share Award Certificate. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 15 below, in writing after the Award is issued, if a grantee's employment (or other service relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee's legal representative simultaneously with such termination of employment (or other service relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a shareholder. Following such deemed reacquisition of unvested Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established Performance Goals and other conditions on which the non-transferability of the Restricted Shares and the Company's right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established Performance Goals and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed "vested." Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 15 below, in writing after the Award is issued, a grantee's rights in any Restricted Shares that have not vested shall automatically terminate upon the grantee's termination of employment (or other service relationship) with the Company and its Subsidiaries and such shares shall be subject to the provisions of Section 7(c) above.

SECTION 8. RESTRICTED SHARE UNITS

(a) Nature of Restricted Share Units. The Administrator shall determine the restrictions and conditions applicable to each Restricted Share Unit at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established Performance Goals. The terms and conditions of each such Award Certificate shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Except in the case of Restricted Share Units that are issued to U.S. Taxpayers with a deferred settlement date that complies with Section 409A, if applicable, at the end of the vesting period, the Restricted Share Units, to the extent vested, shall be settled in Shares. Restricted Share Units with deferred settlement dates issued to U.S. Taxpayers are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order for such Award to comply with the requirements of Section 409A. Any Restricted Share Units issued to Canadian Taxpayers shall be structured such that they will not constitute a "Salary Deferral Arrangement" for the purposes of the Tax Act.

(b) Rights as a Shareholder. A grantee shall have the rights as a shareholder only as to Shares acquired by the grantee upon settlement of Restricted Share Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the Shares underlying the Restricted Share Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(c) Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 15 below, in writing after the Award is issued, a grantee's right in all Restricted Share Units that have not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 9. UNRESTRICTED SHARE AWARDS

 Grant or Sale of Unrestricted Shares.The Administrator may, in its sole discretion, grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Share Award under the Plan. Unrestricted Share Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee. Any Unrestricted Share Units issued to Canadian Taxpayers shall be structured such that they will not constitute a "Salary Deferral Arrangement" for the purposes of the Tax Act.

SECTION 10. DEFERRED SHARE UNITS

(a) Determination of Deferred Share Units. The Administrator will, in its sole and absolute discretion, decide at the time of declaring or awarding any annual and special bonuses payable to any employee or any board retainer, chair, committee, meeting or any other fees that may be payable to any Non-Employee Director whether any of such compensation will be satisfied in the form of Deferred Share Units. The Administrator will also determine, in connection with each grant, the effective date thereof, the terms and conditions of vesting, and such other terms and conditions which the Administrator considers appropriate, and which terms and conditions need not be identical as between any two Deferred Share Unit Awards, whether or not contemporaneous.

(b) Grantee's Account. The Company shall maintain or cause to be maintained in its records an account for each grantee recording at all times the number of Deferred Share Units credited to the grantee. The number of Deferred Share Units (including fractional Deferred Share Units, computed to three digits) to be credited to a grantee for services will be determined by dividing the amount of compensation awarded by the Fair Market Value  as of the last trading day before the amount of compensation is declared by the Administrator. Upon delivery of Shares in satisfaction of Deferred Share Units in accordance with Section 10(c) of the Plan, the grantee's entitlement to receive Shares upon redemption of Deferred Share Units shall be fully discharged and satisfied and such Deferred Share Units shall be cancelled and thereupon deleted from the account of such grantee. A written confirmation of the balance in each grantee's account will be sent by the Company to the grantee upon the request of the grantee.

(c) Redemption of Deferred Share Units. Upon the termination of the grantee's service with the Company, a grantee may elect to redeem his or her Deferred Share Units credited to grantee's account by filing a Redemption Notice on or before December 15 of the first calendar year commencing after the date on which the grantee's employment with the Company has terminated. If the grantee fails to file such a notice on or before that December 15, the grantee will be deemed to have filed a Redemption Notice on that December 15 and will be deemed to have elected to redeem all of his or her Deferred Share Units. The Company may defer the Filing Date to any other date if such deferral is, in the sole opinion of the Company, desirable to ensure compliance with applicable law. Upon receiving a Redemption Notice, the Company shall satisfy the grantee's entitlement in Shares. The delivery of Shares will be made by the Company as soon as reasonably possible following the Filing Date, but in any event, not later than the date that is sixty days following the Filing Date. In no event will the payment be made later than December 31 of the first calendar year commencing after the grantee's employment with the Company has terminated. Fractional Shares may not be issued, and where a grantee would be entitled to receive a fractional Share in respect of any fractional Deferred Share Unit, the Company will pay such grantee, in lieu of such fractional Share, cash equal to its Fair Market Value, calculated as at the Filing Date. Upon delivery of the Shares as payment for Deferred Share Units, and cash in lieu of fractional Shares, the Deferred Share Units shall be cancelled and the grantee shall have no further rights under the Plan.

(d) Notwithstanding the foregoing provisions of Section 10(c), if a grantee is a U.S. Taxpayer, then the following rules shall apply relating to the redemption of Deferred Share Units:

(i) Deferred Share Units which become redeemable under Section 10(c) shall be redeemed only if the event giving rise to the termination of the grantee's employment is a Separation from Service; and

(ii) the redemption date shall be any date determined by the Company to occur as soon as reasonably possible (but not later than 60 days) after the Separation from Service, except that if the U.S. Taxpayer is determined to be a Specified Employee, the redemption date shall be the first day of the seventh month after the Separation from Service of the U.S. Taxpayer.

If a grantee is a Canadian Taxpayer, it is intended that at all times the Deferred Share Unit component of the Plan shall be administered or operated such that it meets the conditions of Regulation 6801(d) enacted pursuant to the Tax Act, or any successor provisions thereto.

(e) Dividend Equivalents. On any date on which a cash dividend is paid on Shares, a grantee's account will be credited with the number of Deferred Share Units (including fractional Deferred Share Units, computed to three digits) calculated by:

(i) multiplying the amount of the dividend per Share by the aggregate number of Deferred Share Units that were credited to the grantee's account as of the record date of payment of the dividend; and

(ii) dividing the amount obtained in Section 10(e)(i) by the Fair Market Value on the date on which the dividend is paid.

(f) Death. In the event of the death of a grantee, the Company will, within sixty days of the grantee's death, deliver Shares as payment for Deferred Share Units which would have been deliverable to the grantee if the grantee had terminated service with the Company in respect of the Deferred Share Units credited to the deceased grantee's account (net of any applicable withholding tax) to or for the benefit of the legal representative of the grantee.

(g) Change in Control. Upon the occurrence of a Change in Control, all Deferred Share Units credited to each grantee's account shall immediately vest in full, provided that any grantee who benefits from such accelerated vesting and who is a Canadian Taxpayer will not be able to receive their Deferred Share Unit entitlement until such time as they terminate their service with the Company.

SECTION 11. DIVIDEND EQUIVALENT RIGHTS

(a) Dividend Equivalent Rights. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Share Units or as a freestanding award. No Options or Share Appreciation Rights shall provide for the payment or accrual of Dividend Equivalents. The terms and conditions of Dividend Equivalent Rights shall be determined by the Administrator and specified in the Award Certificate. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid concurrently with vesting of the underlying Award or may be deemed to be reinvested in additional Share, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or Shares or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award with vesting shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

(b) Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 15 below, in writing after the Award is issued, a grantee's rights in all Dividend Equivalent Rights granted as a component of an award of Restricted Share Units that has not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 12. TRANSFERABILITY OF AWARDS

(a) Transferability. Except as provided in Section 12(b) below, during a grantee's lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee's legal representative or guardian in the event of the grantee's incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b) Administrator Action. Notwithstanding Section 12(a), the Administrator, in its discretion, and if permitted by applicable securities laws, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Non-Qualified Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of the Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c) Family Member. For purposes of Section 12(b), "family member" shall mean a grantee's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee's household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50% of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50% of the voting interests.

(d) Designation of Beneficiary. Each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee's death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee's estate.

SECTION 13. TAX WITHHOLDING

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Shares or other amounts received thereunder first becomes includable in the gross income of the grantee for income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company's obligation to deliver evidence of book entry (or certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b) Payment in Shares. The Administrator may require the Company's tax withholding obligation satisfied, in whole or in part, by the Company withholding from Shares to be issued pursuant to any Award a number of Shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid adverse accounting treatment. The Administrator may also require Awards to be subject to mandatory share withholding up to the required withholding amount. For purposes of share withholding, the Fair Market Value of withheld Shares shall be determined in the same manner as the value of Shares includible in income of the grantees. The Administrator may also require the Company's tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of Shares issued pursuant to an Award are immediately sold and proceeds from such sale are remitted to the Company in an amount that would satisfy the withholding amount due.

SECTION 14. SECTION 409A AWARDS

Awards granted to U.S. Taxpayers are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all applicable Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A (a "409A Award"), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a Separation from Service to a grantee who is then considered a Specified Employee, then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee's Separation from Service, or (ii) the grantee's death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any such Award may not be accelerated except to the extent permitted by Section 409A.

SECTION 15. TERMINATION OF SERVICE RELATIONSHIP; TRANSFER, LEAVE OF ABSENCE, ETC.

(a) Termination of Service Relationship. If the grantee's employment or service relationship is with a Subsidiary and such Subsidiary ceases to be a Subsidiary, the grantee shall be deemed to have terminated his or her employment or service relationship for purposes of the Plan.

(b) For purposes of the Plan, the following events shall not be deemed a termination of employment:

(i) a transfer to the employment from the Company to a Subsidiary or from a Subsidiary to the Company, or from one Subsidiary to another; and

(ii) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

(c) The date of termination of services means the last day upon which the grantee provides services to the Company or Subsidiary, as the case may be, at its premises and not the last day upon which the Company or Subsidiary pays wages or salaries in lieu of notice of termination, statutory, contractual or otherwise.

SECTION 16. AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder's consent. The Board has the discretion to make amendments to the Plan and any Awards granted hereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

(i) minor changes of a "housekeeping" nature;

(ii) amending Awards under the Plan, including with respect to the Award period, except as otherwise limited herein and by applicable exchange regulations, vesting period, exercise method and frequency, and method of determining the exercise price, assignability and effect of termination of a grantee's employment or cessation of services; and

(iii) except as provided below, changing the terms and conditions of any financial assistance which may be provided by the Company to grantees to facilitate the purchase of Shares under the Plan.

Except as provided in Section 3(b) or 3(c), without prior shareholder approval, in no event may the Administrator exercise its discretion:

(i) to reduce the exercise price of outstanding Options or Share Appreciation Rights or effect repricing through cancellation and re-grants or cancellation of Options or Share Appreciation Rights in exchange for cash;

(ii) to amend the amendment provisions of the Plan;

(iii) to increase the maximum number of Shares issuable under the Plan;

(iv) any amendment which would permit Awards granted under the Plan to be transferable or assignable other than as set forth in Section 12 and for normal estate settlement purposes;

(v) the addition of any form of financial assistance;

(vi) any amendment to a financial assistance provision that is more favorable to participants;

(vii) to extend the Option term (other than as a result of a Black out Period extension); and

(viii) an extension of the term of an Award which benefits an Insider (as such term is defined in the policies of the TSX) of the Company.

Furthermore, notwithstanding anything herein to the contrary, to the extent required under the rules of any securities exchange or market system on which the Shares are listed, or to the extent determined by the Administrator to be required by the Code to ensure that ISOs granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by the Company shareholders entitled to vote at a meeting of shareholders. Nothing in this Section 16 shall limit the Administrator's authority to take any action permitted pursuant to Section 3(b) or 3(c).

SECTION 17. STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Shares or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Shares or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 18. GENERAL PROVISIONS

(a) No Distribution. The Administrator may require each person acquiring Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to distribution thereof.

(b) Issuance of Shares. To the extent certificated, share certificates to grantees under the Plan shall be deemed delivered for all purposes when the Company or its transfer agent shall have mailed such certificates in the Canadian or United States mail, addressed to the grantee, at the grantee's last known address on file with the Company. Uncertificated Share shall be deemed delivered for all purposes when the Company or its transfer agent of the Company shall have given to the grantee by electronic mail or by Canadian or United States mail, addressed to the grantee, at the grantee's last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic "book entry" records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing Shares pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed, quoted or traded. All Shares issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Shares are listed, quoted or traded. The Administrator may place legends on any certificate or notations on any book entry to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) Shareholder Rights. Until Shares are deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a shareholder will exist with respect to Shares to be issued in connection with an Award, notwithstanding the exercise of an Option or any other action by the grantee with respect to an Award.

(d) Other Compensation Arrangements; Voluntary Participation and No Employment Rights. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of the Plan and the grant of Awards do not confer upon any officers, employees, Non-Employee Directors and Consultants any right to continued employment or engagement with the Company or any Subsidiary.

(e) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company's insider trading policies and procedures, as in effect from time to time.

(f) Clawback Policy. Awards under the Plan shall be subject to the Company's clawback policy, as in effect from time to time.

(g) No Tax Advice. Neither the Company nor the Administrator is providing any tax advice of any nature to any grantee or other person in connection with the Plan and in particular, no tax advice is provided to any individual who is both a Canadian Taxpayer and a U.S. Taxpayer.

SECTION 19. EFFECTIVE DATE OF PLAN

The Plan shall become effective on the date the Plan is approved by the Board, provided that, no Awards may be issued under the Plan until and unless all required exchange, regulatory and shareholder approvals have been obtained with respect to the issuance of Awards hereunder. The Plan shall expire on the tenth anniversary of the date the Plan is approved by the Board. No Awards may be granted under the plan on and after the tenth anniversary of the date the Plan is approved by the Board. However, any Award granted prior to such termination (or any earlier termination thereof), and the authority of the Administrator to amend, alter, adjust, termination any such Award or to waive any conditions or rights under such Award in accordance with the terms of the Plan, shall extend beyond such termination until the final disposition of the Award.

SECTION 20. GOVERNING LAW

The Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. The grantee and the Company hereby attorn to the jurisdiction of the courts of the Province of Ontario with respect to any and all actions in relation thereto.

DATE APPROVED BY BOARD OF DIRECTORS: May 6, 2020

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Schedule B

TRILLIUM THERAPEUTICS INC.

CORPORATE GOVERNANCE GUIDELINES

PURPOSE

The purpose of these Corporate Governance Guidelines ("Guidelines") is to provide a concise description of the corporate governance obligations, principles and practices of the Board of Directors (the "Board") of Trillium Therapeutics Inc. (the "Company"). These Guidelines should be interpreted in the context of all applicable laws and the Company's articles of incorporation, bylaws and other corporate governance documents.

MANDATE OF THE BOARD

The business and affairs of the Company are managed under the direction of the Board, which is elected by the shareholders. The Board selects the senior management team, which is charged with the conduct of the Company's business. The Board then acts as an advisor and counsel to senior management and monitors the senior management team's performance.

The core responsibilities of the Board include:

  Chief Executive Officer ("CEO") and key executive officer selection;

  the creation of a culture of integrity throughout the organization;

  adopting a strategic planning process and understanding and approving Company strategy, annual budgets and business plans;

  overseeing major investments, capital expenditures and acquisitions;

  the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks;

  establishing officer and Board compensation;

  succession planning;

  adopting a communication policy;

  overseeing the adequacy and effectiveness of the Company's system of internal control over financial reporting and disclosure controls and procedures; and

  developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines.

The Board should exercise objectivity and autonomy and make independent, informed decisions. The Board should possess and develop the knowledge and expertise to provide effective oversight. The Board should display the character, integrity, and will to assert their points of view, and demonstrate loyalty exclusively to the Company and its shareholders in all matters pertaining to the Company. Finally, the Board should devote the time necessary to fulfill the legal, regulatory and stock exchange requirements imposed upon them.

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COMPOSITION

1. Board Chair and Membership. The chairperson of the Board (the "Chair") will be appointed by and serve at the discretion of the Board and all members will serve at the pleasure of the Board, continuing as a member of the Board until resignation or replacement.

The designation of the Chair shall occur annually at the first meeting of the Board after a meeting of shareholders at which Directors are elected.  If the Chair is not so designated, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

2. Board Composition. The Board is composed of qualified individuals, a majority of whom are independent and free from conflicts of interest, who have and will devote the necessary time to fulfill their responsibilities, and who are able to understand the issues facing the Company, challenge management with tough questions and goals, and take action when needed.

3. Independence of Non-employee Directors. An "Independent Director" is one who has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. An Independent Director also meets the definition of independence set forth in the Nasdaq Stock Exchange Stock Market Rules. With the exception of the Company's CEO, if applicable, the Board shall be comprised entirely of Independent Directors. In addition, all members of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee shall be Independent Directors. The Board will periodically evaluate all relationships between the Company and each independent director for the purposes of determining whether a material relationship exists that might represent a potential conflict of interest or otherwise interfere with the director's ability to satisfy his or her responsibilities as an independent director.

4. Board Size. The Board reserves the right at any time to increase or decrease its size, subject to any provisions in the Company's articles of incorporation and bylaws, depending on the Board's assessment of its needs and other factors. The number of directors does not exceed a number that can function efficiently as a body. The Corporate Governance and Nominating Committee considers and makes recommendations to the Board concerning the appropriate size and needs of the Board. The Corporate Governance and Nominating Committee considers candidates to fill new positions created by expansion and vacancies that may occur.

5. Director Compensation and Share Ownership. Only non-employee directors receive payment for serving on the Board. The Company's director compensation policies ensure a meaningful financial stake in the Company by its directors.

6. Resignation for Majority Withheld Vote. The Company has a Majority Voting Policy for the election of directors pursuant to which any nominee in an uncontested election who receives more "withheld" votes than in favour must immediately tender his or her resignation. In connection therewith, the Corporate Governance and Nominating Committee shall consider such offer of resignation and recommend whether or not to accept it.

OPERATION OF THE BOARD

1. Role of Directors. The business and affairs of the Company are managed by or under the direction of the Board, acting on behalf of the stockholders.  The Board has delegated to the officers of the Company the authority and responsibility for managing the Company's everyday affairs.  The Board has an oversight role and is not expected to perform or duplicate the tasks of the CEO or senior management.

2. Board Committees. It is the general policy of the Company that all major Board decisions are considered by the Board as a whole, but that certain decisions are specifically delegated to committees as set forth in the committee charters, which charters are approved by the Board and made public on the Company website. The Board currently has three standing committees to assist the Board in discharging its responsibilities: Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee. The committees report regularly to the full Board.

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3. Special Board Committees. From time to time, a special committee, sometimes called an ad hoc committee, may be established by the Board to perform some specific task(s). The Board appoints special committees, and sets membership and goals, upon the recommendation of the Chair of the Board. Upon completion of the special committee's assignment(s), the special committee shall present a final report to the Board at which time it will be automatically dissolved.

4. Rotation of Committee Members. The Corporate Governance and Nominating Committee will recommend, and the Chair of the Board will consider, rotating committee members from time to time. In addition, to the extent practical, the Chair will endeavor to rotate committee chairs every three to five years, with the expectation that a new Chair will have served on the committee before becoming Chair of said committee.

5. Master Agenda. Annually, the Board and each committee agree upon a meeting schedule and tentative agenda for the upcoming year. Agenda items are added and deleted over the coming year at the members' requests and as business developments warrant. The Chair sets the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a committee are reviewed with the Chair of the committee. Any member of the Board may request that an item be included on the agenda. The Chair of the committee sets the agenda for committee meetings in consultation with the Chair, appropriate members of management, and the committee members.

6. Board Agenda Items and Time Allocation. Agenda items are designated by the Chair of the Board, the CEO, management, or others as determined by the Chair. Individual directors may add topics to the agenda by contacting the Chair.

7. Committee Agenda Items. Committee chairs are responsible to set agenda items for each committee meeting. The Secretary shall solicit agenda topics from each Chair and committee members may add topics to the agenda by contacting the committee Chair.

8. Meeting Frequency and Length. The frequency and length of meetings of the Board and each committee is determined by the Chair of the Board or the committee Chair.

9. Attendance. Directors are expected to attend (in person or telephonically) all scheduled Board and applicable committee meetings but are not required to attend the Company's Annual Meeting of Shareholders. In no event should a director attend less than 75% of the meetings. Directors are expected to participate in the entire meeting and to review all meeting materials in advance. The Board holds at least four scheduled meetings each year. The Board's committees also have regularly scheduled meetings throughout the year. The Board and its committees hold additional meetings on an as-needed basis, and directors are expected to attend these meetings whenever possible.

10. Attendance of Non-Directors at Meetings. It is appropriate for non-board members who are invited by the Chair of the Board, CEO or committee Chair, to attend Board and committee meetings, except during Executive Sessions.

11. Time Commitment; Advance Distribution and Review of Board Materials. Directors are expected to spend the time needed and meet as frequently as the Board deems necessary or appropriate to discharge their responsibilities. Materials related to agenda items are provided to directors sufficiently in advance of meetings to allow the directors to prepare for discussion of the items at the meeting. Generally, presentations on specific subjects will be sent to the directors in advance to save time at Board meetings and focus discussion on the Board's questions. On those occasions in which the subject matter is extremely sensitive, the presentation will be discussed only at the meeting.

12. Executive Sessions. "Executive Sessions" (defined as a meeting comprised solely of Independent Directors) will be led by the Chair of the Board and shall be held regularly, but in all cases at least four (4) times a year. At the Executive Sessions, the Independent Directors may consider such items as they determine in their discretion, including, without limitation, the report of the independent auditor, the criteria upon which the performance of the CEO are based, the performance of the CEO against such criteria, the compensation of the CEO and other members of the executive team, and any other relevant matters.

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AUTHORITY AND RESPONSIBILITIES OF THE BOARD

1. Selection of Chair. The Board has the responsibility to select its Chair. The Chair has the responsibility for managing the Board. The Chair must be an Independent Director. The Chair has the responsibility for chairing Executive Sessions, and shall serve as a liaison between Independent Directors and the CEO. The Chair shall also provide feedback to the CEO from the meetings of the Independent Directors. The Chair and the CEO may not be the same person.

2. Selection of Chief Executive Officer. The Board has the responsibility to select the CEO. The CEO has the responsibility for managing the Company. The Board together with the CEO shall develop and maintain a position description for the CEO.

3. Corporate Performance Goals and Annual Evaluation. The Board is responsible for setting performance goals for the Company and for evaluating its performance against such goals. The Compensation Committee administers the process by meeting annually with management to receive recommendations concerning such goals.

4. Director Access to Corporate and Independent Advisors. Board members have free access to all members of the executive team, but they should endeavor to inform the CEO and the Chair of the Board of any communications. The CEO has been designated as liaison between management and directors to ensure that the role between Board oversight and management operations is respected. The Board and any of its committees may consult with independent legal, financial and accounting advisors to assist in their duties to the Company and its shareholders.

5. Board Interaction with Outside Stakeholders. The CEO is responsible for establishing effective communications with the Company's stakeholder groups, i.e. shareholders, customers, company associates, communities, suppliers, creditors, governments and corporate partners. It is the policy of the Company that management speaks for the Company. This policy does not preclude outside directors from meeting with stakeholders, but directors must inform the CEO of any communications. It is suggested that in the majority of circumstances any such meeting be held with the CEO present.

6. Shareholder Nominated Proposals. To the extent a shareholder complies with the Company's bylaws and all applicable regulations to submit a proposal to the Company for inclusion in the Company's proxy statement, then

a. a majority of independent directors shall review the proposal to determine whether it is in the best interests of the Company and its shareholders; and

b. a majority of independent directors shall recommend for or against such proposal (or take no position) and provide the reason for such recommendation (if any) in the proxy statement.

7. Membership on Other Boards. Directors, officers, or other Company employees may wish to serve on boards of other public, private, or non-profit organizations. Such service is often in the best interests of the Company and the individual, but the Company must protect against conflicts of interest and on limiting demands on the person's time. Therefore, the person wishing to serve on another board: (a) if a director of the Company, must notify the Corporate Governance Committee who will review the situation and make a recommendation to the full Board; (b) if an executive officer, must receive prior approval of the Board; and (c) if another officer or a non-officer employee, must receive prior approval of the CEO. In any event, a director shall not serve on more than five public company boards and an executive officer of a public company, shall not sit on more than three public company boards.

8. Change in Responsibility of Directors. A director who changes his/her full-time responsibility should inform the Board. The Board shall determine whether such change in responsibilities will impair the director's ability to effectively serve on the Board. The Board should review the continued appropriateness of the Board membership under these circumstances. If the Board reasonably and in good faith determines that it would be inappropriate for a director to continue to serve, the director shall volunteer to resign from the Board.

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9. Code of Conduct. The Board shall adopt and maintain a written Code of Business Conduct and Ethics governing the activities of the Company.

10. Strategic Planning. The Board views involvement in strategic planning and approval of the Company's long-term strategic plan as important responsibilities and shall conduct a strategic planning meeting at least annually.

11. Annual Review of Corporate Governance Guidelines. These Guidelines are reviewed by the Board at least annually.

SELECTION OF THE BOARD

1. Director Qualification Standards. Directors are to possess the highest personal and professional ethics, and must be committed to representing the long-term interests of the shareholders. Directors shall devote sufficient time to carrying out their duties and responsibilities effectively, and be committed to serve on the Board for an extended period of time.

2. Limited on Number of Other Boards. Performing the duties and fulfilling the responsibilities of a Director require a significant commitment of time and attention.  The Board does not believe, however, that explicit limits on the number of other boards of directors on which a Director sits, or on other activities a Director pursues, are appropriate.  The Board, however, recognizes that excessive time commitments can interfere with a Director's ability to perform and fulfill his or her duties and responsibilities effectively.  The Corporate Governance and Nominating Committee will consider whether the performance of a Director has been or is likely to be adversely affected by excessive time commitments, including service on other boards of directors.  Directors must notify the Chair of the Corporate Governance and Nominating Committee when accepting a seat on the board of directors of another business corporation so that the potential for conflicts or other factors compromising the Director's ability to perform or fulfill his duties and responsibilities may be fully assessed.

3. Term and Age Limits. The Board does not believe that limits on the number of consecutive terms a Director may serve or on the Directors' ages are appropriate in light of the substantial benefits of a sustained focus on the Company's business, strategy and industry over a significant period of time.  Each Director's performance will be assessed by the Corporate Governance and Nominating Committee in light of relevant factors.

4. Director Selection Process. The Board is responsible for selecting new members to join the Board and generally will appoint a new member to fill a vacant seat and to stand for election at the next Annual Meeting of Shareholders. The Board delegates the screening process involved in such selection to the Corporate Governance and Nominating Committee with direct input from the Chair, the CEO, and such other Independent Directors and executive officers as the Corporate Governance and Nominating Committee deems appropriate. Shareholders may propose nominees for consideration by the Corporate Governance and Nominating Committee by submitting names and supporting information to the Secretary of the Company in accordance with the deadlines and procedures set forth in the Company's Bylaws and all applicable rules and regulations.

5. Succession. The Corporate Governance and Nominating Committee shall be responsible for developing succession plans for the Board.

ROLE OF THE CHAIR

The Chair's primary role is to ensure that the Board of Directors functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and working effectively.  More specifically, the Chair shall:

1. Chair meetings of the Board of Directors;

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2. In consultation with Board members and the CEO set the agendas for the meetings of the Board of Directors;

3. In collaboration with the Chairs of the Board Committees and the CEO, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to members in advance of such meetings in order that members may properly inform themselves on matters to be acted upon;

4. Assign work to members;

5. Act as liaison and maintain communication with the CEO and Board members to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Board of Directors and its Committees; and

6. Provide leadership to the Board of Directors with respect to its functions and mandate.

BOARD AND CEO EVALUATION, EDUCATION AND SUCCESSION

1. Director Orientation and Continuing Education. The Board strongly encourages directors to participate in continuing education programs. The Secretary of the Company is responsible for creating and coordinating an orientation program that includes interaction with management and materials for new directors that make them familiar with the Company's vision, core values, financial matters, corporate governance practices, the nature and operation of the Company's business and other key policies and practices.

2. CEO Performance Goals and Annual Evaluation and Compensation. The Board is responsible for setting and approving the corporate goals and objectives of the CEO and for evaluating his or her performance against such goals. The Compensation Committee administers the process by meeting annually with the CEO to receive his or her recommendations concerning such goals. Both the goals and the evaluation are considered by the Independent Directors of the Board at an Executive Session wherein CEO compensation is approved.

3. Management Succession and Development. The Board oversees plans for CEO and senior management succession. When appropriate, the Board shall replace the CEO and/or other officers.

4. Annual Performance Evaluation. The Board of Directors conducts an annual self-evaluation to assess the contribution of the Board, its committees and each individual director, and to determine whether the Board, its committees and each director is functioning effectively. Results of the self-assessment will be collected and summarized by the Company's counsel. The Chair of the Board and the Corporate Governance and Nominating Committee monitors the mix of skills and experience that directors bring to the Board. The Corporate Governance and Nominating Committee recommends a process for the self-evaluation, which focuses on the contribution to the Company by the Board, its committees and each individual director and on areas in which the Board believes that improvements should be made.